UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                             BANNER AEROSPACE, INC.
----------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
----------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    06652510
----------------------------------------------------------------------------
                                 (CUSIP Number)





 Banner Aerospace, Inc., 300 West Service Road Washington, DC 20041
                     (703) 478-5790. Attn: Warren Persavich
---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive

                          Notices and Communications)

                                 March 12, 1996
---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1 of 6 Pages

                                    SCHEDULE 13D

CUSIP NO. 06652510                       PAGE     2      OF       6     PAGES
          --------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE FAIRCHILD CORPORATION ("TFC") - IRS EIN 34-0728587
          RHI HOLDINGS, INC. ("RHI") -  IRS EIN 34-1545939
          FAIRCHILD HOLDING CORP. ("FHC") - IRS EIN APPLIED FOR FEBRUARY
          22, 1996

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP            (a) /_/
                                                                      (b) /_/

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                           /_/

6         CITIZENSHIP OR PLACE OR ORGANIZATION
          THE REPORTING PERSONS ARE INCORPORATED UNDER THE LAWS OF DELAWARE

7         SOLE VOTING POWER
          TFC - 12,913,992
          RHI - 12,913,992
          FHC -  4,413,992

8         SHARED VOTING POWER
          0

9         SOLE DISPOSITIVE POWER
          TFC - 12,913,992
          RHI - 12,913,992
          FHC -  4,413,992

10        SHARED DISPOSITIVE POWER
          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          TFC - 12,913,992
          RHI - 12,913,992
          FHC -  4,413,992

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          57.6%

                                    Page 2 of 6 Pages

14        TYPE OF REPORTING PERSON
          CO

                                    Page 3 of 6 Pages

Item 1.  Security and Issuer.

         This Amendment No. 1 amends the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on February 14, 1996 with respect to the common stock, par value $1.00 per share (the "Common Stock") of Banner Aerospace, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 300 West
Service Road, Washington, D.C. 20041. The capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 2.  Identity and Background

         Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

         This statement is filed by The Fairchild Corporation ("TFC"), RHI Holdings, Inc. ("RHI") and Fairchild Holdings Corp. ("FHC" and together with TFC and RHI, the "Reporting Persons"), each a Delaware corporation. The address for each of the Reporting Persons is 300 West Service Road, Chantilly, VA 22021. TFC is a worldwide aerospace fasteners manufacturer and distributor and semiconductor process equipment company. RHI is a wholly-owned subsidiary of TFC and FHC is a wholly-owned subsidiary of RHI.

         Exhibit A, which is incorporated herein by reference, sets forth the name, business address, the present principal occupation or employment, and the citizenship of the executive officers and directors of the Reporting Persons.

         During the five years prior to the date hereof, none of the Reporting Persons, and to each of the Reporting Persons' knowledge no executive officer or director of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has been (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended to add the following:

         On March 12, 1996, FHC acquired 4,413,992 shares of Common Stock of the Issuer pursuant to the Exchange Agreement.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended to add the following:

         The Issuer and TFC entered into a definitive Stock Exchange Agreement on February 22, 1996 (the "Exchange Agreement"). A copy of the Exchange Agreement is attached as Exhibit B hereto and is incorporated herein by reference. On March 12, 1996, the stockholders of the Issuer approved the transaction and 4,413,992 shares of Common Stock were issued to FHC.

                                    Page 4 of 6 Pages

         The Reporting Persons have from time to time, and will continue to from time to time, consider various alternatives with respect to its investment in the Issuer. None of the Reporting Persons have any current plans to acquire any additional shares of Common Stock. None of the Reporting Persons currently have any plans or proposals which relate to or could result in the Issuer becoming a privately held company. None of the Reporting Persons currently have specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

         (a) Based on the Issuer's proxy statement dated February 23, 1996, TFC's beneficial ownership of 12,913,992 shares of Common Stock, through RHI and FHC, constitutes approximately 57.6% of the Common Stock outstanding, based upon 22,420,292 shares of Common Stock issued and outstanding as of March 12, 1996. The number of shares of Common Stock beneficially owned by the executive officers and directors of each of the Reporting Companies is listed in Exhibit A hereto, which is incorporated herein by reference.

     (b) The information required by this paragraph is set forth in Items 7 through 11 of the cover page of this Schedule.

         (c) through (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended to add the following:

         On March 12, 1996, the registration rights agreement was amended to provide registration rights for the shares of Common Stock of the Issuer acquired by FHC pursuant to the Exchange Agreement.

Item 7.  Items to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended to update the information provided and add as follows:

Exhibit A. Information concerning the executive officers and directors of the Reporting Persons with respect to FHC.

     Exhibit B. Stock Exchange Agreement, dated as of February 22, 1996 by and between Banner Aerospace, Inc. and The Fairchild Corporation.

                                    Page 5 of 6 Pages

                                      Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March __, 1996

                                          THE FAIRCHILD CORPORATION


                                          By:  /s/ Donald E. Miller
                                               -----------------------------
                                               Donald E. Miller
                                               Senior Vice President
                                               General Counsel
                                               and Secretary


                                          RHI HOLDINGS, INC.


                                          By:  /s/ Donald E. Miller
                                               -----------------------------
                                               Donald E. Miller
                                               Vice President
                                               and Secretary


                                    FAIRCHILD HOLDINGS CORP.


                                          By:  /s/ Donald E. Miller
                                               -----------------------------
                                         Donald E. Miller
                                         Senior Vice President
                                         and Secretary


                                    Page 6 of 6 Pages

                                     EXHIBIT A


      DIRECTORS AND EXECUTIVE OFFICERS OF THE FAIRCHILD CORPORATION ("TFC")

         The names, titles, present principal occupation, five year employment history and business addresses of each of the directors and executive officers of TFC are set forth below. The business address of each of the directors and executive officers of TFC, with respect to positions, offices or employment with TFC, is 300 West Service Road, Chantilly, VA 22021. All directors and officers listed below are citizens of the United States, with the exception of Jeffrey J. Steiner, Chairman of the Board, Chief Executive Officer and President of TFC who is a citizen of Austria.

                                     Title, Present Principal Occupation,
      Name                Five Year Employment History and Business Addresses

Michael T. Alcox               Senior Vice President and the Chief Financial
                               Officer of TFC since December 1987. He also served as Treasurer of TFC from September 1990 until November 1991. Since 1990, Mr. Alcox also has served as Vice President and the Chief
                               Financial Officer of RHI Holdings, Inc. ("RHI") and Fairchild Industries, Inc. ("Fairchild
                               Industries"), two subsidiaries of TFC and is currently President of Fairchild Holdings Corp.
                               ("FHC"), a subsidiary of TFC. He is a director of RHI, Fairchild Industries, FHC and Banner
                               Aerospace, Inc. ("Banner Aerospace"). He became a director of TFC in 1988.<F1>

Mortimer M. Caplin             Director of TFC since 1990. Senior member of
                               Caplin & Drysdale (attorneys) since 1964. Mr.
                               Caplin serves as a director of Fairchild
                               Industries, Presidential Realty Corporation and
                               Danaher Corporation.

Philip David                   Director of TFC since 1985. Consultant to TFC
                               from January 1988 to June 1993. He was also an employee of TFC from January 1988 to December
                               1989. He was a Professor of Urban Development at
                               Massachusetts Institute of Technology until June
                               1988. Dr. David is also a director of Advanced
                               NMR Systems, Inc.

Thomas J. Flaherty             Director of TFC since 1993. Joined TFC in April
                               1993, as the Chief Operating Officer. Since 1993, he also has served as a director and the Chief
                               Operating Officer of Fairchild Industries. He was
                               President and the Chief Operating Officer of IMO
                               Industries, Inc. from 1992 to April 1993. He was the Chief Executive Officer & President of
                               Transnational Industries, Inc. from 1990 to 1992.
                               From 1977 to 1990, he held various executive positions with the Hamilton Standard and Pratt &
                               Whitney units of United Technologies Corporation.

Harold J. Harris               Director of TFC since 1985. President of Wm. H.
                               Harris, Inc. (retailer). He is a director of Capital Properties Incorporated of Rhode Island.

Samuel J. Krasney              Director since 1968. Retired in 1993 as the
                               Chairman of the Board, the Chief Executive
                               Officer and President of Banner Aerospace, positions he had held since June 1990. He continues to serve as a member of the Board of Banner Aerospace (since June 1990) and

                                     Title, Present Principal Occupation,
Name                        Five Year Employment History and Business Addresses

                               also serves as the Vice Chairman of the Board of TFC (since December 1985). He served as the Chief Operating Officer of TFC from December 1985 until December 1989. Mr. Krasney has served as the managing partner of ABBA Capital Enterprises since October 1985. Mr. Krasney is a director of FabriCenters of America, Inc. and Waxman Industries, Inc.<F2>

Frederick W. McCarthy          Director since 1986. Chairman of the Board of
                               Triumph Capital Group, Inc. and a Managing
                               Director of Triumph Corporate Finance Group, Inc.
                               (investment bankers), a position held since March
                               1990. Prior thereto, he was a Managing Director of Drexel Burnham Lambert Incorporated ("Drexel
                               Burnham"), investment bankers, from 1974 until January 1990. Mr. McCarthy serves as a director of RHI, RC/Arby's Corporation, Nutra Max
                               Products, Inc., and EnviroWorks, Inc.

Herbert S. Richey              Director since 1977. Served as President of
                               Richey Coal Company (coal properties brokerage and consulting) until December 1993. Mr. Richey is a director of Fairchild Industries and Sifco
                               Industries, Inc.

Robert A. Sharpe II            Director since 1995. Joined Smithfield Foods,
                               Inc. as Vice President, Corporate Development, in
                               July 1994. Prior to that time Mr. Sharpe served as Senior Vice President of NationsBank
                               Corporation and held other management positions with NationsBank.

Dr. Eric I.  Steiner           Served as Senior Vice President, Operations of
                               TFC since May 1992, and is currently President of Fairchild Fasteners, a division of VSI
                               Corporation, a wholly owned subsidiary of Fairchild Industries and a Vice President of FHC.
                               Prior thereto, he served as President of Camloc/RAM Products, one of TFC's operating units, from September 1993 to February 1995. He served as Vice President, Business Planning of
                               TFC from March 1991 until May 1992. He has also served as Vice President of Fairchild Industries since May 1992. He received an M.B.A. from Insead in France in 1990. Prior thereto, he received an M.D. in 1988 from Faculte de Medicine de Paris and was a medical doctor at Hospitaux De Paris in France until November 1989. He is a director of Banner Aerospace. Dr. Steiner became a director of TFC in 1988. He is the son of Jeffrey J.
                               Steiner.

Jeffrey J. Steiner             Chairman of the Board and the Chief Executive
                               Officer of TFC since December 1985, and as President of TFC since July 1, 1991. Mr. Steiner also served as President of TFC from November
                               1988 until January 1990. He has served as the Chairman of the Board, the Chief Executive
                               Officer and President of Banner Aerospace since
                               September 1993. He served as the Vice Chairman of the Board of Rexnord Corporation from July 1992 to December 1993. He has served as the Chairman, President, and the Chief Executive Officer of
                               Fairchild Industries since July 1991 and of RHI since 1988. Mr. Steiner is and for the past five years has been President of Cedco Holdings Ltd.,

                                     Title, Present Principal Occupation,
Name                        Five Year Employment History and Business Addresses

                               a Bermuda corporation (a securities investor). He serves as a director of The Franklin Corporation and The Copley Fund. He became a director of TFC in 1985. He is the father of Dr. Eric I. Steiner.<F3>

Mel D. Borer                   Vice President of TFC since September 1993. Mr.
                               Borer has also served as Vice President of Fairchild Industries since 1991 and as President of Fairchild Communications Services Company since 1989.

Robert D. Busey                Vice President of TFC since September 1992. Mr.
                               Busey has also served as Vice President of Fairchild Industries since November 1993. Prior to September 1992, Mr. Busey was Assistant Vice
                               President of TFC and held other management positions with Fairchild Industries.

Christopher Colavito           Vice President and Controller of TFC since
                               November 1990. Mr. Colavito also has served as Vice President and Controller of Fairchild
                               Industries since August 1989. Prior thereto, Mr.
                               Colavito, who is a Certified Public Accountant, was Assistant Controller of Fairchild Industries and held other financial management positions with Fairchild Industries.

John L. Flynn                  Senior Vice President, Tax of TFC since September
                               1994 and as Vice President, Tax since August
                               1989. Mr. Flynn is currently a Vice President and director of FHC. Mr. Flynn also has served as Vice President, Tax of Fairchild Industries since
                               November 1986.

Harold R. Johnson              Brig. Gen., USAF (Ret.), has served as Senior
                               Vice President, Business Development of TFC since
                               November 1990. General Johnson has also served as Vice President of Fairchild Industries since
                               February 1988.

Robert H. Kelley               Vice President, Employee Benefits of TFC since
                               November 1993. He also has served as Vice
                               President of Fairchild Industries since November
                               1993. Prior thereto, he held other management positions with Fairchild Industries.

Donald E. Miller               Senior Vice President and General Counsel of TFC
                               since January 1991 and Corporate Secretary since
                               January 1995. Mr. Miller also has served as Vice
                               President and General Counsel of Fairchild
                               Industries since November 1991 and is currently
                               Vice President and Secretary and a director of FHC. Prior to 1991, Mr. Miller was a principal of the law firm of Temkin & Miller, Ltd. in Providence, Rhode Island.

                                     Title, Present Principal Occupation,
Name                        Five Year Employment History and Business Addresses

Karen L. Schneckenburger       Vice President of TFC since September 1992 and as
                               Treasurer of TFC since November 1991. Ms.
                               Schneckenburger also has served as Treasurer of Fairchild Industries since August 1989 and is currently Vice President and Treasurer of FHC.
                               Prior thereto, she served as Director of Finance of Fairchild Industries from 1986 through 1989.

------------------------
[FN]
(1) Beneficially owns 39,000 shares of Banner Common Stock, which includes stock options for 7,000 shares.

(2)     Beneficially  owns 91,000 shares of Banner Common Stock.

(3)     Beneficially owns  approximately 58% of the outstanding Banner
        Common Stock.

             DIRECTORS AND EXECUTIVE OFFICERS OF RHI HOLDINGS, INC.

         The names, titles, present principal occupation, five year employment history and business addresses of each of the directors and executive officers of RHI are set forth below. The business address of each of the directors and executive officers of RHI with respect to positions, offices or employment with RHI is 300 West Service Road, Chantilly, VA 22021. All directors and officers listed below are citizens of the United States, with the exception of Jeffrey J. Steiner, Chairman of the Board, Chief Executive Officer and President of RHI who is a citizen of Austria.

                                     Title, Present Principal Occupation,
Name                        Five Year Employment History and Business Addresses


Michael T. Alcox               See "Directors and Executive Officers of The
                               Fairchild Corporation."

Frederick W. McCarthy          See "Directors and Executive Officers of The
                               Fairchild Corporation."

Jeffrey J. Steiner             See "Directors and Executive Officers of The
                               Fairchild Corporation."

John L. Flynn                  See "Directors and Executive Officers of The
                               Fairchild Corporation."

Donald E. Miller               See "Directors and Executive Officers of The
                               Fairchild Corporation."

Karen L. Schneckenburger       See "Directors and Executive Officers of The
                               Fairchild Corporation."

Robert D. Busey                See "Directors and Executive Officers of The
                               Fairchild Corporation."

Irving Levine                  Director since 1989. Mr. Levine is President and
                               Chairman of the Board of Directors of the Copley
                               Fund, Inc. (a management investment company), and has been a director, consultant and employee of investment companies and investment advisory firms for approximately 25 years. He serves as a director of the Franklin Corporation.

          DIRECTORS AND EXECUTIVE OFFICERS OF FAIRCHILD HOLDINGS CORP.


         The names, titles, present principal occupation, five year employment history and business addresses of each of the directors and executive officers of FHC are set forth below. The business address of each of the directors and executive officers of FHC with respect to positions, offices or employment with FHC is 300 West Service Road, Chantilly, VA 22021. All directors and officers listed below are citizens of the United States.

                                     Title, Present Principal Occupation,
Name                        Five Year Employment History and Business Addresses


Michael T. Alcox               See "Directors and Executive Officers of The
                               Fairchild Corporation."

Eric I. Steiner                See "Directors and Executive Officers of The
                               Fairchild Corporation."

John L.  Flynn                 See "Directors and Executive Officers of The
                               Fairchild Corporation."

Donald E. Miller               See "Directors and Executive Officers of The
                               Fairchild Corporation."

Karen L. Schneckenburger       See "Directors and Executive Officers of The
                               Fairchild Corporation."

                            STOCK EXCHANGE AGREEMENT

                          DATED AS OF FEBRUARY 22, 1996

                                 BY AND BETWEEN

                             BANNER AEROSPACE, INC.

                                       AND

                            THE FAIRCHILD CORPORATION

                               WITH RESPECT TO ALL

                          OUTSTANDING CAPITAL STOCK OF

                                   HARCO INC.

                                TABLE OF CONTENTS

                This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.




                                                                    Page
                                                                    No.

                                    ARTICLE I

                         EXCHANGE OF SHARES AND CLOSING


1.01  Exchange of Shares..........................................  1
1.02  Closing.....................................................  3
1.03  Further Assurances; Post-Closing Cooperation................  4

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF FAIRCHILD

2.01  Organization of Fairchild, Harco Parent and VSI.............  5
2.02  Authority...................................................  6
2.03  Organization of the Company.................................  6
2.04  Capital Stock...............................................  7
2.05  Subsidiaries................................................  7
2.06  No Conflicts................................................  8
2.07  Governmental Approvals and Filings..........................  9
2.08  Books and Records...........................................  9
2.09  Financial Statements........................................  9
2.10  Absence of Changes.......................................... 10
2.11  No Undisclosed Liabilities of the Harco Business............ 12
2.12  Taxes....................................................... 12
2.13  Legal Proceedings........................................... 14
2.14  Compliance With Laws and Orders............................. 14
2.15  Benefit Plans; ERISA........................................ 15
2.16  Real Property............................................... 18
2.17  Tangible Personal Property; Investment Assets............... 19
2.18  Intellectual Property Rights................................ 19
2.19  Contracts................................................... 20
2.20  Licenses.................................................... 22
2.21  Insurance................................................... 22
2.22  Affiliate Transactions...................................... 23
2.23  Employees; Labor Relations.................................. 24
2.24  Environmental Matters....................................... 24
2.25  Substantial Customers and Suppliers......................... 25
2.26  Bank and Brokerage Accounts................................. 26
2.27  No Powers of Attorney....................................... 26
2.28  Accounts Receivable......................................... 26
2.29  Inventory................................................... 27
2.30  Entire Business............................................. 27
2.31  Brokers..................................................... 27

                                                                  Page
                                                                  No.

2.32  Purchase for Investment..................................... 27

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF BANNER

3.01  Organization................................................ 28
3.02  Capitalization.............................................. 28
3.03  Authority................................................... 28
3.04  No Conflicts................................................ 28
3.05  Governmental Approvals and Filings.......................... 29
3.06  Legal Proceedings........................................... 29
3.07  Banner Shares Authorized.................................... 29
3.08  Banner SEC Documents........................................ 29
3.09  No Share Restrictions....................................... 30
3.10  No Undisclosed Liabilities.................................. 30
3.11  Absence of Material Changes................................. 30
3.12  Compliance With Law......................................... 30
3.13  Disclosure.................................................. 31
3.14  Purchase for Investment..................................... 31
3.15  Brokers..................................................... 31

                                   ARTICLE IV

                             COVENANTS OF FAIRCHILD

4.01  Regulatory and Other Approvals............................... 31
4.02  Formation of the Company..................................... 32
4.03  Investigation by Banner...................................... 32
4.04  Transfer of the Harco Business to the Company................ 32
4.05  Conduct of Business.......................................... 36
4.06  Financial Statements and Reports; Filings.................... 37
4.07  Employee Matters............................................. 37
4.08  Certain Restrictions......................................... 38
4.09  Affiliate Transactions....................................... 40
4.10  Books and Records............................................ 40
4.11  Notice and Cure.............................................. 40
4.12  Fulfillment of Conditions.................................... 41

                                 ARTICLE V

                          COVENANTS OF BANNER

5.01  Regulatory and Other Approvals............................... 41
5.02  Notice and Cure.............................................. 42
5.03  Fulfillment of Conditions.................................... 42
5.04  Cooperation As To Certain Matters............................ 42

                               ARTICLE VI

                                                                  Page
                                                                  No.

                       CONDITIONS TO OBLIGATIONS OF BANNER

6.01  Representations and Warranties.............................. 43
6.02  Performance................................................. 43
6.03  Officers' Certificates...................................... 43
6.04  Orders and Laws............................................. 43
6.05  Regulatory Consents and Approvals........................... 44
6.06  Third Party Consents........................................ 44
6.07  Resignations of Directors and Officers...................... 44
6.08  Proceedings................................................. 45
6.09  Fairness Opinion............................................ 45
6.10  Continued Employment of Certain Employees................... 45
6.11  Payment of Accrued Employee Compensation.................... 45

                               ARTICLE VII

               CONDITIONS TO OBLIGATIONS OF FAIRCHILD

7.01  Representations and Warranties.............................. 45
7.02  Performance................................................. 46
7.03  Officers' Certificates...................................... 46
7.04  Orders and Laws............................................. 46
7.05  Regulatory Consents and Approvals........................... 46
7.06  Third Party Consents........................................ 46
7.07  Proceedings................................................. 47
7.08  Fairness Opinion............................................ 47
7.09  Registration Rights Agreement............................... 47

                             ARTICLE VIII

                    TAX MATTERS AND POST-CLOSING TAXES

8.01  Transfer Taxes.............................................. 47
8.02  Tax Periods Ending on or Before February 25, 1996........... 47
8.03  Taxes for Stub Period....................................... 48
8.04  Consistent Tax Treatment.................................... 48
8.05  Section 338................................................. 48
8.06  Books and Records........................................... 48
8.07  Post-Closing Dividends...................................... 48
8.08  Payroll Tax Reporting....................................... 49

                                                                  Page
                                                                  No.

                                   ARTICLE IX

                         EMPLOYMENT AND BENEFITS MATTERS

9.01  Employment and Benefits..................................... 49
9.02  No Assumption or Continuity of Liabilities.................. 49

                                   ARTICLE X

                    SURVIVAL OF REPRESENTATIONS, WARRANTIES,
                            COVENANTS AND AGREEMENTS

10.01  Survival of Representations, Warranties, Covenants and
       Agreements................................................. 50

                                  ARTICLE XI

                               INDEMNIFICATION

11.01  Tax Indemnification........................................ 51
11.02  Other Indemnification...................................... 53
11.03  Method of Asserting Claims................................. 54

                                 ARTICLE XII

                                 TERMINATION

12.01  Termination................................................ 57
12.02  Effect of Termination...................................... 58

                                ARTICLE XIII

                               DEFINITIONS

13.01  Definitions................................................ 58

                               ARTICLE XIV

                              MISCELLANEOUS

14.01  Notices.................................................... 70
14.02  Entire Agreement........................................... 71
14.03  Expenses................................................... 71
14.04  Public Announcements....................................... 71
14.05  Confidentiality............................................ 71
14.06  Waiver..................................................... 72
14.07  Amendment.................................................. 72
14.08  No Third Party Beneficiary................................. 73
14.09  No Assignment; Binding Effect.............................. 73

                                                                  Page
                                                                  No.

14.10  Headings................................................... 73
14.11  Submission to Jurisdiction; Waivers........................ 73
14.12  Invalid Provisions......................................... 74
14.13  Governing Law.............................................. 74
14.14  Counterparts............................................... 74

SCHEDULE 3.04                      Conflicts
SCHEDULE 3.05                      Governmental Consents
SCHEDULE 6.10                      Certain Employees
SCHEDULE 14.03                     Shared Expenses

EXHIBIT A                          Officer's Certificate of
                                                         Fairchild
EXHIBIT B                          Secretary's Certificate of
                                                         Fairchild
EXHIBIT C                          Officer's Certificate of Banner
EXHIBIT D                          Secretary's Certificate of
                                                         Banner
EXHIBIT E                          Amendment to Registration
                                                         Rights Agreement

           This STOCK EXCHANGE AGREEMENT dated as of February 22,
1996 is made and entered into by and between Banner Aerospace, Inc., a Delaware corporation ("Banner"), and The Fairchild Corporation, a Delaware corporation ("Fairchild"). Capitalized terms not otherwise defined herein have the meanings set forth in Section 13.01.

           WHEREAS, Fairchild is currently engaged through the Harco division of VSI Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Fairchild ("VSI"), and certain subsidiaries of VSI in the Harco Business;

           WHEREAS, pursuant to this Agreement, Fairchild shall cause all of the Assets and Properties of VSI currently used or held for use in connection with the operation of the Harco Business (including all of the issued and outstanding shares of capital stock of the Subsidiaries but excluding the Excluded Assets) to be contributed and certain Liabilities of VSI arising in connection with the operation of the Harco Business to be assigned, to Harco Inc., a Delaware corporation (the "Company"), which shall be a newly-formed wholly-owned subsidiary of Fairchild Holding Corp., a Delaware corporation ("Harco Parent"), which in turn shall be a newly-formed wholly-owned subsidiary of VSI;

           WHEREAS, Fairchild desires to dispose of, and Banner desires to acquire, the Harco Business solely through the exchange of the Harco
Shares held by Harco Parent for the voting common stock of Banner, on the terms and subject to the conditions set forth in this Agreement;

           NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                      ARTICLE I

                  EXCHANGE OF SHARES AND CLOSING

           1.01 Exchange of Shares. (a) Fairchild agrees to cause Harco
Parent to assign and deliver to Banner all of Harco Parent's right, title and interest in and to the Harco Shares, and Banner agrees to acquire the Harco Shares, solely in exchange for that number of newly issued shares of the voting common stock, par value $1.00 per share, of Banner (the "Banner Shares") as isdetermined in accordance with paragraph (b) below, subject to adjustment in accordance with paragraph (c) below, on the terms and subject to the conditions set forth in this Agreement.

           (b) The number of Banner Shares to be exchanged for the Harco Shares at the Closing shall be a number equal to the quotient obtained by dividing the Harco Value by the Average Banner Price.

    (c) (i) Within sixty (60) days following the Closing Date, Fairchild shall cause to be delivered to Banner a balance sheet of the Company as of February 25, 1996 audited by Arthur Andersen LLP (the "February Balance Sheet"), which shall be prepared in a manner consistent with the preparation of the Audited Balance Sheet. To the extent requested by Fairchild, Banner shall, prior to the delivery of the February Balance Sheet, make available to Fairchild such of the Books and Records in the possession of Banner as shall be reasonably necessary for the preparation of the February Balance Sheet. Banner's Representatives may participate in and observe the preparation of the February Balance Sheet. Fairchild shall make all of its work papers and other relevant documents in connection with the preparation of the February Balance Sheet available to Banner and Banner's Representatives, and shall make the persons in charge of the preparation of the February Balance Sheet available for reasonable inquiry by Banner and Banner's Representatives. If Banner fails to notify Fairchild of its disagreement with the Net Worth of the Company based on the February Balance Sheet in accordance with the first sentence of the next succeeding paragraph, the Net Worth of the Company based on the February Balance Sheet shall be final and binding on Fairchild and Banner for all purposes of this Agreement.

         (ii) Banner shall notify Fairchild in writing within fifteen (15) days following receipt of the February Balance Sheet if it does not agree with the calculations set forth thereon, in which case Fairchild and Banner will use good faith efforts during the 30-day period following the date of such written notice to resolve any differences they may have. Such written notice will identify with specificity the calculations with which Banner disagrees or other bases for such disagreement; provided that (x) Banner may not set forth any disagreement with any item on the February Balance Sheet to the extent that such item is calculated in a manner consistent with the preparation of the Audited Balance Sheet and consistent with the operations of the Harco Business from the date hereof to February 25, 1996 in accordance with the provisions of this Agreement and (y) any such disagreements shall be limited to events occurring subsequent to the Audited Financial Statement Date. If Fairchild and Banner cannot reach agreement during such 30-day period, their disagreements shall be promptly submitted to an independent public accounting firm jointly selected by Fairchild and Banner (the "Independent Accountant"), which shall conduct such additional review as is necessary to resolve the specific disagreements referred to it and, based thereon and having due regard for consistency with the policies and practices used in the preparation of the Audited Balance Sheet, shall determine the Net Worth of the Company as of February 25, 1996. The review of the Independent Accountant will be restricted as to scope to address only those matters as to which Fairchild and Banner have not reached agreement pursuant to the preceding sentence. The Independent Accountant's determination of the Net Worth of the Company based on the February Balance Sheet, which shall be completed as promptly as practicable but in no event later than 30 days following its selection, shall be confirmed by the Independent Accountant in writing to, and shall be final and binding on, Fairchild and Banner for purposes of this paragraph (c).

         (iii) To the extent that the Net Worth of the Company based on the February Balance Sheet, determined in accordance with this paragraph (c) (the "Final Net Worth"), is less than the Net Worth of the Harco Business based on the Unaudited Balance Sheet (such difference being a "Post-Closing Decrease") or more than the Net Worth of the Harco Business based on the Unaudited Balance Sheet (such difference being a "Post-Closing Increase"), then: (i) in the event of a Post-Closing Decrease, Fairchild shall, within five Business Days following the date of the determination of the Final Net Worth, deliver to Banner that number of Banner Shares equal to the quotient obtained by dividing the Post-Closing Decrease by the Average Banner Price; and (ii) in the event of a Post-Closing Increase, Banner shall, within five Business Days following the date of the determination of the Final Net Worth, deliver to Fairchild or its designee that number of Banner Shares equal to the quotient obtained by dividing the Post-Closing Increase by the Average Banner Price. Any Banner Shares to be delivered in accordance with this subparagraph (iii) shall be delivered free and clear of all Liens by delivery of a certificate or certificates representing the number of Banner Shares calculated in accordance with this subparagraph (iii), in genuine and unaltered form, with the requisite stock transfer stamps, if any, attached.

         (iv) The fees of and expenses incurred by Arthur Andersen LLP in connection with the determination of the Final Net Worth shall be paid by Fairchild. The fees of and expenses incurred by the Independent Accountant in connection with the determination of the Final Net Worth shall be shared equally by Banner and Fairchild.

         1.02 Closing. The Closing will take place at the offices of Milbank, Tweed, Hadley & McCloy, One Chase Manhattan Plaza, New York, New York 10005, or at such other place as Banner and Fairchild mutually agree, at 12:00 Noon local time, on the Closing Date. At the Closing, Banner will issue and deliver to Harco Parent or any other designee of Fairchild, the Banner Shares to be delivered at the Closing free and clear of all Liens, by delivery of acertificate or certificates representing the Banner Shares, in genuine and unaltered form, with the requisite stock transfer stamps, if any, attached. Immediately following the issuance and delivery of the Banner Shares pursuant to the preceding sentence, Fairchild shall cause Harco Parent to assign and transfer to Banner all right, title and interest in and to the Harco Shares free and clear of all Liens by delivering to Banner a certificate or certificates representing the Harco Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite stock transfer tax stamps, if any, attached. The parties hereby agree that the issuance and delivery of the Banner Shares to be delivered at the Closing shall be deemed to occur immediately prior to the delivery of the Harco Shares to Banner.

         1.03 Further Assurances; Post-Closing Cooperation. (a) At any time or from time to time after the Closing, Fairchild or Banner, as the case may be, shall execute and deliver, or cause to be executed and delivered, to the other such other documents and instruments, provide such materials and information and take such other actions as such party may reasonably request more effectively to vest title to the Harco Shares in Banner or the Banner Shares in Harco Parent or any other designee of Fairchild, as the case may be, and Fairchild, to the full extent permitted by Law, shall execute and deliver, and shall cause Harco Parent and the Subsidiaries to execute and deliver, to Banner such other documents and instruments, provide such materials and information and take such other actions as Banner may reasonably request to put Banner in actual possession and operating control of the Company and to put the Company in actual possession and operating control of the Assets and Properties Related to the Harco Business (other than the Excluded Assets) and the Books and Records as the same shall exist immediately prior to the Closing, and otherwise to cause Fairchild to fulfill its obligations under this Agreement and the Operative Agreements to which it is a party.

         (b) Following the Closing, each party will afford, or shall cause to be afforded, the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Condition of the Harco Business in its or any of its Affiliate's possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of Tax Returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority, (iv) the determination or enforcement of the rights and obligations of any party to this Agreement or any of the Operative Agreements or
(v) in connection with any actual or threatened Action or Proceeding. Further, each party agrees for a period extending six (6) years after the Closing Date not to destroy or otherwise dispose of, and to cause their respective Affiliates not to destroy or otherwise dispose of, any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the ten (10) day period after such offer is made.

         (c) If, in order properly to prepare its Tax Returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the Condition of the Harco Business not referred to in paragraph (b) above, or the business of the Company as carried on following the Closing, and such information, documents or records are in the possession or control of the other party or its Affiliates, such other party shall use its best efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient's request, cost and expense. Any information obtained by Fairchild or its Affiliates in accordance with this paragraph shall be held confidential by Fairchild and its Affiliates in accordance with Section 14.05.

         (d) Notwithstanding anything to the contrary contained in this Section, if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this Section shall be subject to applicable rules relating to discovery, including withholding privileged documents.


                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF FAIRCHILD

         Fairchild hereby represents and warrants to Banner as follows:

         2.01 Organization of Fairchild, Harco Parent and VSI. Fairchild and VSI are, and as of the Closing Date Harco Parent will be, corporations duly organized, validly existing and in good standing under the Laws of the State of Delaware. Fairchild has full corporate power and authority to execute and deliver this Agreement and the Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including without limitation to cause, in accordance with the provisions of this Agreement, (i) VSI and Harco Parent to contribute the Harco Business to the Company and (ii) Harco Parent to transfer the Harco Shares. VSI has, and upon its formation Harco Parent will have, full corporate power and authority to perform the actions and consummate the transactions contemplated to be performed or consummated by each of them pursuant to this Agreement and the Operative Agreements including without limitation (x) VSI having full corporate power and authority to contribute the Harco Business to Harco Parent and (y) Harco Parent having, full corporate power and authority to contribute the Harco Business to the Company and to own, hold and transfer the Harco Shares to Banner, in each instance, in accordance with Section 4.04.

           2.02 Authority. The execution and delivery by Fairchild of this Agreement and the Operative Agreements to which it is a party, and the performance by Fairchild of its obligations hereunder and thereunder, have been duly and validly authorized by the Board of Directors of Fairchild, no other corporate action on the part of Fairchild or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by Fairchild and constitutes, and upon the execution and delivery by Fairchild of the Operative Agreements to which it is a party, such Operative Agreements will constitute, legal, valid and binding obligations of Fairchild enforceable against Fairchild in accordance with their terms. The performance by VSI and Harco Parent of the actions contemplated to be taken by each of them under this Agreement and the Operative Agreements will, as of the Closing Date, have been duly authorized by the respective Boards of Directors of VSI and Harco Parent, no other corporate action on the part of VSI, Harco Parent or their respective stockholders being necessary.

           2.03 Organization of the Company. As of the Closing Date, the
Company shall be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, having full corporate power and authority to conduct the Harco Business as and to the extent now conducted by VSI and to own, use and lease its Assets and Properties. As of the Closing Date, the Company shall be duly qualified, licensed or admitted to do business and shall be in good standing in those jurisdictions specified in Section 2.03 of the Disclosure Schedule, which are the only jurisdictions in which the ownership, use or leasing of the Assets and Properties Related to the Harco Business, or the conduct or nature of the Harco Business, makes such qualification, licensing or admission necessary, except for those jurisdictions in which the effects of all such failures by the Company and the Subsidiaries to be qualified, licensed or admitted and in good standing would not reasonably be expected to have a material adverse effect on the Condition of the Harco Business (a "Company Material Adverse Effect"). The name of each individual who shall be a director and/or an officer of the Company on the Closing Date, and the position with the Company to be held by each, are listed in Section 2.03 of the Disclosure Schedule. Fairchild has, prior to the execution of this Agreement, delivered to Banner true and complete copies of the certificate of incorporation and by-laws of the Company as shall be in effect on the Closing Date.

         2.04 Capital Stock. As of the Closing Date, the authorized capital stock of the Company shall consist solely of one thousand (1,000) shares of Common Stock, of which only the Harco Shares shall have been issued. Upon issuance thereof, the Harco Shares shall be duly authorized, validly issued, outstanding, fully paid and nonassessable. As of the Closing Date, Harco Parent shall own the Harco Shares, beneficially and of record, free and clear of all Liens and there shall be no outstanding Options with respect to the Company. The delivery of a certificate or certificates at the Closing representing the Harco Shares, in the manner provided in Section 1.02 will transfer to Banner good and valid title to the Harco Shares, free and clear of all Liens.

         2.05 Subsidiaries. Section 2.05 of the Disclosure Schedule lists the name of each Subsidiary and all lines of business in which each Subsidiary is participating or engaged or will be participating or engaged as of the Closing Date. Each Subsidiary is, or as of the Closing Date will be, a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation identified in Section 2.05 of the Disclosure Schedule, and has, or as of the Closing Date will have, full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. Each Subsidiary is, or as of the Closing Date will be, duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in Section 2.05 of the Disclosure Schedule, which are the only jurisdictions in which the ownership, use or leasing of such Subsidiary's Assets and Properties, or the conduct or nature of its business, makes, or as of the Closing Date will make, such qualification, licensing or admission necessary, except for those jurisdictions in which the effects of all such failures by the Company and the Subsidiaries to be qualified, licensed or admitted and in good standing would not reasonably be expected to have a Company Material Adverse Effect. Section 2.05 of the Disclosure Schedule lists for each Subsidiary the amount of its authorized capital stock, the amount of its outstanding capital stock and the record owners of such outstanding capital stock. All of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and, as of the date hereof, VSI or Subsidiaries wholly-owned by VSI (and as of the Closing Date, the Company or Subsidiaries wholly-owned by the Company) own any and all such capital stock of the Subsidiaries, beneficially and of record, free and clear of all Liens. Thereare no outstanding Options with respect to any Subsidiary. The name of each director and officer of each Subsidiary on the date hereof and as of the Closing Date, and the position with such Subsidiary held or to be held by each, are listed in Section 2.05 of the Disclosure Schedule. Fairchild has prior to the execution of this Agreement delivered to Banner true and complete copies of the certificate or articles of incorporation and by-laws (or other comparable corporate charter documents) of each of the Subsidiaries.

         2.06 No Conflicts. The execution and delivery by Fairchild of this Agreement do not, and the execution and delivery by Fairchild of the Operative Agreements to which it is a party, the performance by Fairchild of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not:

         (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate or articles of incorporation or by-laws (or other comparable corporate charter documents) of Fairchild, VSI, Harco Parent, the Company or any Subsidiary;

         (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 2.07 of the Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Fairchild, VSI, Harco Parent, the Company or any Subsidiary or any of their respective Assets and Properties; or

         (c) except as disclosed in Section 2.06 of the Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Fairchild, VSI, Harco Parent, the Company or any Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (vi) result in the creation or imposition of any Lien upon Fairchild, VSI, Harco Parent, the Company or any Subsidiary or any of their respective Assets and Properties under, any Contract or License to which Fairchild, VSI, Harco Parent, the Company or any Subsidiary is a party or by which any of their respective Assets and Properties is bound.

           2.07 Governmental Approvals and Filings. Except as disclosed in Section 2.07 of the Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Fairchild, VSI, Harco Parent, the Company or any Subsidiary is required in connection with the execution, delivery and performance of this Agreement or any of the Operative Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

         2.08 Books and Records. The minute books and other similar records of the Subsidiaries as made available to Banner prior to the execution of this Agreement contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors and committees of the boards of directors of the Subsidiaries. The stock transfer ledger and other similar records of the Subsidiaries as made available to Banner prior to the execution of this Agreement accurately reflect all recorded transfers prior to the execution of this Agreement in the capital stock of the Subsidiaries. Except as set forth in Section 2.08 of the Disclosure Schedule, the Subsidiaries do not have any of their respective Books and Records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of a Subsidiary or the Company.

         2.09 Financial Statements. Prior to the execution of this Agreement, Fairchild has delivered to Banner true and complete copies of the following financial statements:

         (a) the unaudited balance sheets of the Harco Business as of June 30, 1992 and 1993, and the related unaudited statements of operations and cash flows for each of the fiscal years then ended;

         (b) the audited balance sheets of the Harco Business for the fiscal years ended June 30, 1994 and 1995 and the related audited consolidated statements of operations and cash flows for the periods then ended, together with a true and correct copy of the report on such audited information by Arthur Andersen LLP, and all letters from such accountants with respect to the results of such audits; and

         (c) the unaudited balance sheet of the Harco Business for the three (3) months ended September 30, 1995 and the related unaudited statement of operations and cash flows for the period then ended.

Except as set forth in the notes thereto and as disclosed in Section 2.09 of the Disclosure Schedule, all such financial statements (i) were prepared in accordance with GAAP, (ii) fairly present the consolidated financial condition and results of operations of the Harco Business as of the respective dates thereof and for the respective periods covered thereby, and (iii) were compiled from the Books and Records regularly maintained by management and used to prepare the financial statements of the Harco Business in accordance with the principles stated therein. Fairchild, VSI and the Subsidiaries have maintained their respective Books and Records in a manner sufficient to permit the preparation of financial statements in accordance with GAAP.

         Except for those Subsidiaries listed in Section 2.09 of the Disclosure Schedule, the financial condition and results of operations of each Subsidiary are, and for all periods referred to in this Section 2.09 have been, consolidated with those of the Harco Business.

         2.10 Absence of Changes. Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date, since the Audited Financial Statement Date there has not been any change which has had a Company Material Adverse Effect, or any event or development which, individually or together with other such events, could reasonably be expected to result in a Company Material Adverse Effect. Without limiting the foregoing, except as disclosed in Section 2.10 of the Disclosure Schedule, there has not occurred between the Audited Financial Statement Date and the date hereof:

             (i) any authorization, issuance, sale or other disposition of capital stock of any Subsidiary;

            (ii) any increase in the salary, wages or other compensation of any officer or employee involved in the Harco Business in an amount greater than (A) 10% of such officer's, employee's or consultants' salary, wages or compensation or (B) $5,000;

           (iii) (A) incurrences in respect of the Harco Business of Indebtedness in an aggregate principal amount exceeding $25,000 (net of any amounts discharged during such period), or (B) any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right in respect of the Harco Business under, any Indebtedness of or owing in respect of the Harco Business;

           (iv) any physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the plant, real or personal property or equipment Related to the Harco Business in an aggregate amount exceeding $25,000;

            (v) any material change in (x) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy of the Harco Business, or (y) any method of calculating any bad debt, contingency or other reserve of in respect of the Harco Business for accounting, financial reporting or Tax purposes, or any change in the fiscal year in respect of the Harco Business;

             (vi) any write-off or write-down (other than write-offs or write-downs of accounts receivable and inventory in the ordinary course of business consistent with past practice) of or any determination to write-off or write-down any of the Assets and Properties Related to the Harco Business in an aggregate amount exceeding $25,000;

            (vii) any acquisition or disposition of, or incurrence of a Lien (other than a Permitted Lien) on, any Assets and Properties Related to the Harco Business, other than in the ordinary course of business consistent with past practice;

            (viii) any entering into, amendment, modification, termination (partial or complete) or granting of a waiver under or giving any consent with respect to (A) any Contract which is required (or had it been in effect on the date hereof would have been required) to be disclosed in the Disclosure Schedule pursuant to Section 2.19(a) or (B) any material License held in respect of the Harco Business;

            (ix) capital expenditures or commitments for additions to property, plant or equipment Related to the Harco Business constituting capital assets in an aggregate amount exceeding $25,000;

             (x) any commencement or termination of any line of business engaged in by the Harco Business;

            (xi) any transaction in respect of the Harco Business with Fairchild, any officer, director or Affiliate of Fairchild (other than VSI or any Subsidiary) (A) outside the ordinary course of business consistent with past practice or (B) other than on an arm's-length basis, other than pursuant to any Contract in effect on the Audited Financial Statement Date and disclosed pursuant to Section 2.19(a)(vii) of the Disclosure Schedule;

           (xii) any entering into of a Contract to do or engage in any of the foregoing after the date hereof; or

            (xiii) any other transaction in excess of $25,000 involving the Harco Business or development which has had an effect on the Harco Business in excess of $25,000, in either instance, that is outside the ordinary course of business consistent with past practice.

           2.11  No Undisclosed Liabilities of the Harco Business.
To the Knowledge of Fairchild, except as reflected or reserved against in the Unaudited Balance Sheet or in the notes thereto or as disclosed in Section 2.11 of the Disclosure Schedule or any other Section of the Disclosure Schedule, there are no Liabilities against, relating to or affecting the Harco Business or any Assets and Properties Related to the Harco Business, other than Liabilities incurred in the ordinary course of business consistent with past practice of the Harco Business.

           2.12  Taxes.

           (a) Tax Return Filings. Except as set forth in Section 2.12 of the Disclosure Schedule, VSI, the Company and each Subsidiary have filed all Tax Returns (or such Tax Returns have been filed on behalf of VSI, the Company and each Subsidiary) required to be filed by applicable law on a timely basis. VSI, the Company and each Subsidiary (i) have paid all Taxes that are shown to be due, or claimed or asserted by any taxing authority to be due, from VSI, the Company and each Subsidiary for the periods covered by such Tax Returns or (ii) have duly and fully provided reserves adequate to pay all Taxes in accordance with GAAP.

           (b) Tax Reserves. Except as set forth in Section 2.12 of the Disclosure Schedule, the Company and each Subsidiary will have established prior to the Closing on their books and records reserves adequate to pay all Taxes not yet due and payable as of the Closing in accordance with GAAP.

           (c) Tax Liens. Except as set forth in Section 2.12 of the Disclosure Schedule, there are no Tax Liens upon any Assets and Properties Related to the Harco Business, except for Permitted Liens.

           (d) Withholding Taxes. Except as set forth in Section 2.12 of the Disclosure Schedule, VSI, the Company and each Subsidiary have complied (and until the Closing will comply) with all applicable laws, rules, and regulations relating to the payment and withholding of Taxes (including withholding and reporting requirements under Code ss.ss.1441 through 1464, 3401 through 3406, 6041 and 6049 and similar provisions under any other laws) and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required.

           (e) Extensions of Time for Filing Returns. Except as set forth in Section 2.12 of the Disclosure Schedule, neither the Company nor any Subsidiary has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

           (f) Waivers of Statute of Limitations. Except as set forth in
Section 2.12 of the Disclosure Schedule, neither VSI, the Company nor any Subsidiary has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

           (g) Powers of Attorney. Except as set forth in Section 2.12 of the Disclosure Schedule, no power of attorney currently in force has been granted by VSI, the Company or any Subsidiary concerning any Tax matter.

           (h) Availability of Tax Returns. Fairchild has made available
(or, in the case of Tax Returns filed after the Closing Date, will make available) to Banner complete and accurate copies of all Tax Returns, and any amendments thereto relating to the Harco Business, filed by or on behalf of VSI, the Company and each Subsidiary for all taxable years ending on or prior to the Closing Date.

           (i) Tax Sharing Agreements. Except as provided in this
Agreement, no agreements relating to allocating or sharing of Taxes (i) shall exist among Fairchild, VSI, the Company or any Subsidiary on the Closing Date, or (ii) shall bind the Company or any Subsidiary after the Closing Date.

           (j) Code ss.280G. Except as set forth in Section 2.12 of the Disclosure Schedule, neither VSI, the Company nor any Subsidiary is a party to any agreement, contract, or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Code ss.280G.

            (k) Intercompany Transactions. Except as set forth in Section
2.12 of the Disclosure Schedule, neither VSI, the Company nor any Subsidiary has engaged in any transaction with Fairchild or any Affiliate of Fairchild (other than Banner or any subsidiary of Banner) which would result in the recognition of income by Company or any Subsidiary with respect to such transaction for any period ending after the Closing Date.

           (l) Code ss.341(f). Except as set forth in Section 2.12 of the Disclosure Schedule, neither the Company nor any Subsidiary has filed (or will file prior to Closing) a consent pursuant to Code ss.341(f) or agreed to have Code ss.341(f)(2) apply to any disposition of a subsection (f) asset (as that term is defined in Code ss.341(f)(4)) owned by the Company or any Subsidiary.

           (m) Tax Indemnity Agreements. Neither the Company nor any Subsidiary is liable for any Taxes of another person pursuant to any Tax indemnity agreement.

           2.13  Legal Proceedings.  Except as disclosed in
Section 2.13 of the Disclosure Schedule:

           (a) there are no Actions or Proceedings pending or, to the Knowledge of Fairchild, threatened against, relating to or affecting Fairchild or any of its Affiliates or any of their respective Assets and Properties which
(i) could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Operative Agreements or otherwise result in a material diminution of the benefits contemplated by this Agreement or any of the Operative Agreements to Banner, or (ii) could reasonably be expected to result in (x) any injunction or other equitable relief against VSI, Harco Parent, the Company or any Subsidiary that would interfere in any material respect with the Harco Business or (y) Losses in respect of the Harco Business, individually or in the aggregate with Losses in respect of other such Actions or Proceedings, exceeding $25,000;

           (b) there are no Orders outstanding against VSI (in respect of the Harco Business), Harco Parent, the Company or any Subsidiary.

Prior to the execution of this Agreement, Fairchild has delivered to Banner the most recent responses of counsel for Fairchild, VSI and the Subsidiaries for the last two years to auditors' requests for information delivered in connection with the Audited Financial Statements (together with any updates provided by such counsel) regarding Actions or Proceedings pending or threatened against, relating to or affecting the Harco Business.

           2.14 Compliance With Laws and Orders. Except as disclosed in
Section 2.14 of the Disclosure Schedule, neither Fairchild, VSI, Harco Parent, the Company nor any of the Subsidiaries is or has at any time within the last three (3) years been, or has received any notice that it is or has at any time within the last two (2) years been, in violation of or in default under, in any material respect, any Law or Order applicable to the Harco Business or any Assets and Properties Related to the Harco Business.

           2.15  Benefit Plans; ERISA.

           (a) Section 2.15(a) of the Disclosure Schedule (i) contains a true and complete list and description of each of the Benefit Plans, (ii) identifies each of the Benefit Plans that is a Qualified Plan, and (iii) identifies each Benefit Plan which is or was a Defined Benefit Plan. Neither Fairchild nor any of its Affiliates has scheduled or agreed upon future increases of benefit levels (or creation of new benefits) with respect to any Benefit Plan (or through establishing new Plans), and no such increases or creation of benefits have been proposed, made the subject of representations to employees or requested or demanded by employees under circumstances which make it reasonable to expect that such increases or creation of benefits will be granted.

           (b) Except as provided on Section 2.15(b) of the Disclosure
Schedule, neither Fairchild nor any of its Affiliates maintains any Benefit Plan that provides, or is otherwise obligated to provide, any life, medical, health or dental benefits to current or future retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

           (c) Neither VSI, the Company, any Subsidiary, any ERISA
Affiliate nor any other corporation or organization controlled by or under common control with any of the foregoing within the meaning of Section 4001 of ERISA (other than Fairchild Communications Services Company) has at any time contributed to any "multiemployer plan", as that term is defined in Section 4001 of ERISA. No such entity (including Fairchild Communications Services Company) has at any time incurred any "withdrawal liability", within the meaning of
Section 4201 of ERISA, with respect to any such "multiemployer plan".

           (d) Each of the Benefit Plans is, and its administration is and has been since inception, in all material respects in compliance with, and neither Fairchild nor any of its Affiliates have received any claim or notice that any such Benefit Plan is not in compliance with, all applicable Laws and Orders and prohibited transactions exemptions, including the requirements of ERISA, the Code, the Age Discrimination in Employment Act, the Equal Pay Act and Title VII of the Civil Rights Act of 1964. Each Qualified Plan is qualified under Section 401(a) of the Code, and, if applicable, complies with the requirements of Section 401(k) of the Code. Each Benefit Plan which is intended to provide for the deferral of income, the reduction of salary or other compensation or to afford other Tax benefits complies with the requirements of the applicable provisions of the Code or other Laws required in order to provide such Tax benefits.

           (e) Neither Fairchild nor any of its Affiliates is in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract. All contributions and other payments required to be made by Fairchild or any of its Affiliates to any Benefit Plan with respect to any period ending before or at or including the Closing Date have been made or reserves adequate for such contributions or other payments have been or will be set aside therefor and have been or will be reflected in Financial Statements in accordance with GAAP. There are no material outstanding Liabilities of any Benefit Plan other than Liabilities for benefits to be paid to participants in such Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan.

           (f) No event has occurred, and there exists no condition or set of circumstances in connection with any Benefit Plan, under which the Company or any Subsidiary, directly or indirectly (through any indemnification agreement or otherwise), could reasonably be expected to be subject to any risk of material Liability under Section 409 of ERISA, Section 502(i) of ERISA, or
Section 4975 of the Code.

           (g) No transaction contemplated by this Agreement will result in Liability to the PBGC, the IRS or any other Person under Section 302(c)(11), 4062, 4063, 4064, 4069 or Section 4212(c) of ERISA, or Section 412(c)(11) of the
Code, with respect to the Company, any Subsidiary, Banner or any corporation or organization controlled by or under common control with any of the foregoing within the meaning of Section 4001 of ERISA, and no event or condition exists or has existed which has resulted in or could reasonably be expected to result in any such Liability with respect to Banner, the Company, any Subsidiary, or any such corporation or organization. No "reportable event" within the meaning of
Section 4043 of ERISA has occurred with respect to any Subject Defined Benefit Plan. No Subject Defined Benefit Plan has incurred any accumulated funding deficiency whether or not waived. No filing has been made and no proceeding has been commenced for the complete or partial termination of, or withdrawal from, any Benefit Plan which is a Pension Benefit Plan.

           (h) No benefit under any Benefit Plan (other than theRetirement Plan for the employees of The Fairchild Corporation- Fairchild Fastener Group Retirement Plan and the Savings Plan for employees of Fairchild)or agreement, including, without limitation, any severance, change of control or parachute payment plan or agreement, will be established or become accelerated, vested, funded or payable by reason of the execution or delivery of this Agreement or any transaction contemplated under this Agreement.

           (i) To the Knowledge of Fairchild, there are no pending or threatened claims by or on behalf of any Benefit Plan, by any Person covered thereby, or otherwise, which allege violations of Law which could reasonably be expected to result in liability on the part of Banner, the Company, any Subsidiary or any fiduciary of any such Benefit Plan, nor is there any basis for such a claim.

           (j) No employer securities, employer real property or other employer property is included in the assets of any Benefit Plan (other than the Retirement Plan for the employees of The Fairchild Corporation-Fairchild Fastener Group Retirement Plan and the Savings Plan for employees of Fairchild).

           (k) The fair market value of the assets of each Subject
Defined Benefit Plan, as determined as of the last day of the plan year of such plan which coincides with or first precedes the date of this Agreement, was not less than the present value of the projected benefit obligations under such plan at such date as established on the basis of the actuarial assumptions applicable under such Subject Defined Benefit Plan at said date and, to the Knowledge of Fairchild, there have been no material changes in such values since said date.

           (l) Complete and correct copies of the following documents have been furnished or made available to Banner prior to the execution of this
Agreement:

           (i) the Benefit Plans and any predecessor plans referred to therein, any related trust agreements, and service provider agreements, insurance contracts or agreements with investment managers, including without limitation, all amendments thereto;

             (ii) current summary plan descriptions of each Benefit Plan subject to ERISA, and any similar descriptions of all other Benefit Plans;

            (iii) the most recent Form 5500 and Schedules thereto for each Benefit Plan subject to ERISA reporting requirements;

             (iv) the most recent determination of the IRS with respect to the qualified status of each Qualified Plan;

           (v) the most recent financial statements with respect to any Benefit Plan funded through a trust;

             (vi) the most recent actuarial report of the qualified actuary of any Subject Defined Benefit Plan or any other Benefit Plan with respect to which actuarial valuations are conducted; and

            (vii) all qualified domestic relations orders or other orders governing payments from any Benefit Plan.

           2.16 Real Property. (a) Section 2.16(a) of the Disclosure
Schedule contains a true and correct list of each parcel of real property leased in connection with the operation of the Harco Business (such leases of real property being referred to herein as the "Real Property Leases"). Neither VSI, Harco Parent, the Company nor any Subsidiary (i) owns any real property that is Related to the Harco Business or (ii) is lessor under any Real Property
Lease.

           (b) As of the date hereof, VSI or a Subsidiary is (and as of the Closing Date, the Company or a Subsidiary shall be) in possession of each parcel of real property covered by the Real Property Leases, together with all buildings, structures, facilities, fixtures and other improvements thereon. As of the date hereof, VSI and the Subsidiaries have (and as of the Closing Date, the Company and the Subsidiaries shall have) adequate rights of ingress and egress with respect to the real property listed in Section 2.16(a) of the Disclosure Schedule and all buildings, structures, facilities, fixtures and other improvements thereon. To the Knowledge of Fairchild, none of such real property, buildings, structures, facilities, fixtures or other improvements, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable Law in any material respect (whether or not permitted on the basis of prior nonconforming use, waiver or variance).

           (c) As of the date hereof, VSI or a Subsidiary has (and as of the Closing Date, the Company or a Subsidiary shall have) a valid and subsisting leasehold estate in the real properties leased by it for the full term of the lease thereof in each case subject to no Lien (including, without limitation, any Lien affecting the fee title to the real property covered by the Real Property Leases) except Permitted Liens. Each lease referred to in paragraph (a) above is a legal, valid and binding agreement, enforceable in accordance with its terms, of VSI, Harco Parent, the Company or a Subsidiary, as the case may be, and of each other Person that is a party thereto, and except as set forth in
Section 2.16(c) of the Disclosure Schedule, to the Knowledge of Fairchild there is no, and neither Fairchild, VSI, Harco Parent, the Company nor any Subsidiary has received given notice of any, default (or any condition or event which, after notice or lapse of time or both, would constitute a default) thereunder. Neither Fairchild nor any of its Affiliates owes any brokerage commissions with respect to any such leased space.

           (d) Fairchild has made available to Banner prior to the execution of this Agreement true and complete copies of all leases (including any amendments and renewal letters) and, to the extent reasonably available, all deeds, leases, mortgages, deeds of trust, certificates of occupancy, title insurance policies, title reports, surveys andsimilar documents, and all amendments thereof, with respect to the real property that is leased and is Related to the Harco Business.

           (e) Except as disclosed in Section 2.16(e) of the Disclosure Schedule, to the Knowledge of Fairchild, there are no condemnation or appropriation proceedings pending or threatened against any of the real property identified in Section 2.16(a) of the Disclosure Schedule or the buildings, structures, facilities, fixtures, and other improvements thereon.

           2.17 Tangible Personal Property; Investment Assets. (a) As of the date hereof, VSI or a Subsidiary is (and, as of the Closing Date, the Company or a Subsidiary shall be) in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property Related to the Harco Business, including all tangible personal property reflected on the balance sheet included in the Unaudited Financial Statements and tangible personal property acquired since the Unaudited Balance Sheet Date other than property disposed of since such date in the ordinary course of business consistent with past practice (the "Tangible Personal Property"). The Tangible Personal Property is free and clear of all Liens, other than Permitted Liens and Liens disclosed in Section 2.17(a) of the Disclosure Schedule, and is in good working order and condition, ordinary wear and tear excepted (except for required repairs to any item of Tangible Personal Property that do not exceed $10,000; provided, however, that all such repairs shall not exceed $50,000 in the aggregate), and its use complies in all material respects with all applicable Laws.

           (b)      There are no Investment Assets Related to the
Harco Business.

           2.18 Intellectual Property Rights. Other than the Harco Name, there is no Intellectual Property Related to the Harco Business. As of the date hereof, VSI or a Subsidiary (and as of the Closing Date, the Company or a Subsidiary) has all right, title and interest in the Harco Name. The Harco Name is the only Intellectual Property necessary to conduct the Harco Business as currently operated. Except as disclosed in Section 2.18 of the Disclosure Schedule, (i) as of the date hereof, VSI or a Subsidiary has (and as of the Closing Date, the Company or a Subsidiary shall have) the exclusive right to use the Harco Name, (ii) any and all registrations with and applications to Governmental or Regulatory Authorities in respect of the Harco Name are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by VSI, the Company or a Subsidiary to maintain their validity or effectiveness, (iii) there are no Contracts in respect of the Harco Name and (iv) to the Knowledge of Fairchild, the Harco Name is not being infringed by any other Person. Neither VSI, the Company nor any Subsidiary has received notice that the Harco Business is infringing any Intellectual Property of any other Person, no claim is pending or, to the Knowledge of Fairchild, has been made to such effect that has not been resolved and, to the Knowledge of Fairchild, neither VSI, the Company nor any Subsidiary is infringing any Intellectual Property of any other Person.

           2.19 Contracts. (a) Section 2.19(a) of the Disclosure Schedule
(with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts or other arrangements (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been made available to Banner prior to the execution of this Agreement), Related to the Harco Business and to which VSI or any Subsidiary is a party or by which any of the Assets and Properties Related to the Harco Business is bound:

           (i) (A) all Contracts (excluding Benefit Plans) providing for a commitment of employment or consultation services for a specified or unspecified term or otherwise relating to employment or the termination of employment, the name, position and rate of compensation of each Person party to such a Contract and the expiration date of each such Contract; and (B) any written representations, commitments, promises, communications or courses of conduct (excluding Benefit Plans and any such Contracts referred to in clause (A)) involving an obligation in respect of the Harco Business to make payments in any year, other than with respect to salary or incentive compensation payments in the ordinary course of business, to any Employee exceeding $10,000 or any group of employees exceeding $25,000 in the aggregate;

             (ii) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of VSI (in respect of the Harco Business) or any Subsidiary to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with VSI (in respect of the Harco Business) or any Subsidiary;

            (iii) all partnership, joint venture, shareholders' or other similar Contracts with any Person;

             (iv) all Contracts relating to Indebtedness arising or incurred in connection with the Harco Business in excess of

         $25,000 or to preferred stock issued by VSI or any Subsidiary;

           (v) all Contracts with distributors, dealers, manufacturer's representatives, sales agencies or franchisees that involve payment to or by the Harco Business in excess of $10,000;

             (vi) all Contracts relating to (A) the future disposition or acquisition of any Assets and Properties, other than dispositions or acquisitions in the ordinary course of business consistent with past practice, that involve payment to or by the Harco Business in excess of $10,000, and (B) any merger or other business combination;

            (vii) all Contracts between or among VSI or any Subsidiary, on the one hand, and Fairchild, any officer, director or Affiliate (other than VSI or any Subsidiary) of Fairchild, on the other hand;

           (viii)  all collective bargaining or similar labor
         Contracts;

             (ix) all Contracts that (A) limit or contain restrictions on the ability of the Company or any Subsidiary to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, or to incur or suffer to exist any Lien, (B) limit or contain restrictions on the ability of the Company or any Subsidiary to purchase or sell any Assets and Properties, to change the lines of business in which it participates or engages or to engage in any Business Combination or (B) require the Company or any Subsidiary to maintain specified financial ratios or levels of net worth or other indicia of financial condition; and

           (x) all other Contracts (other than Benefit Plans, leases listed in Section 2.16(a) of the Disclosure Schedule and insurance policies listed in Section 2.21 of the Disclosure Schedule) that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to VSI or any Subsidiary of more than $50,000 annually and (B) cannot be terminated within sixty (60) days after giving notice of termination without resulting in any material cost or penalty to VSI or any Subsidiary.

           (b) Each Contract required to be disclosed in Section 2.19(a) of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto;

and except as disclosed in Section 2.19(b) of the Disclosure Schedule, to the Knowledge of Fairchild neither VSI, any Subsidiary nor any other party to such Contract is, or has any received notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) in any material respect.

           2.20 Licenses. Section 2.20 of the Disclosure Schedule contains a true and complete list of all Licenses used in and material, individually or in the aggregate, to the Harco Business (and all pending applications for any such Licenses), setting forth the grantor, the grantee, the function and the expiration and renewal date of each. Prior to the execution of this Agreement, Fairchild has delivered to Banner true and complete copies of all such Licenses. Except as disclosed in Section 2.20 of the Disclosure
Schedule:

           (i) as of the date hereof, VSI and each Subsidiary own or validly hold (and, as of the Closing Date, the Company and each Subsidiary shall own or validly hold) all Licenses that are material, individually or in the aggregate, to its business or operations;

             (ii) each License listed in Section 2.20 of the Disclosure Schedule is valid, binding and in full force and effect; and

            (iii) to the Knowledge of Fairchild, neither VSI, the Company, nor any Subsidiary is, nor has any such Person received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any such License.

                  2.21 Insurance. Section 2.21 of the Disclosure Schedule contains a true and complete list (including the names and addresses of the insurers, the names of the Persons to whom such Policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a "claims made" or an "occurrence" policy and a brief description of the interests insured thereby) of all liability, property, workers' compensation, directors' and officers' liability and other insurance policies currently in effect that insure the business, operations or employees of VSI (in respect of the Harco Business) or any Subsidiary or affect or relate to the ownership, use or operation of any of the Assets and Properties Related to the Harco Business and that (i) have been issued to any Subsidiary or (ii) have been issued to any Person (other than a Subsidiary) for the benefit of the Harco Business. The insurance coverage provided by any of the policies described in clause (i) above will not terminate or lapse by reason of the transactions contemplated by this Agreement. Each policy listed in

Section 2.21 of the Disclosure Schedule is in full force and effect, no premiums due thereunder have not been paid and neither Fairchild, VSI, any Subsidiary nor the Person to whom such policy has been issued has received any notice of cancellation or termination in respect of any such policy or is in default thereunder. Neither VSI, any Subsidiary, nor the Person to whom such policy has been issued has received notice that any insurer under any policy referred to in this Section is denying liability with respect to a claim thereunder or defending under a reservation of rights clause.

                  2.22 Affiliate Transactions. Except as disclosed in Section 2.19(a)(vii) or Section 2.22(a) of the Disclosure Schedule, (i) there are no Liabilities between the Harco Business on the one hand, and Fairchild, any officer, director or Affiliate (other than VSI (in respect of the Harco Business) or any Subsidiary) of Fairchild, on the other, (ii) neither Fairchild nor any such officer, director or Affiliate provides or causes to be provided any assets, services or facilities to the Harco Business, and (iii) the Harco Business does not provide or cause to be provided any assets, services or facilities to Fairchild or any such officer, director or Affiliate. Except as disclosed in Section 2.22(b) of the Disclosure Schedule, each of the Liabilities and transactions listed in Section 2.22(a) of the Disclosure Schedule was incurred or engaged in, as the case may be, on an arm's-length basis. Except as disclosed in Section 2.22(c) of the Disclosure Schedule, since the Audited Financial Statement Date, all settlements of Liabilities between the Harco Business, and Fairchild or any such officer, director or Affiliate, on the other, have been made, and all allocations of intercompany expenses have been applied, in the ordinary course of business consistent with past practice.

                  2.23 Employees; Labor Relations. (a) Section 2.23 of the Disclosure Schedule contains a list of the name of each officer and employee employed or engaged in respect of the Harco Business at the date hereof, together with each such person's position or function, annual base salary or wages and any incentive or bonus arrangement with respect to such person in effect on such date. Neither Fairchild, VSI, Harco Parent, the Company nor any Subsidiary has received any information that would lead it to believe that a material number of such persons, or any of the persons listed on Section 6.10 of the Disclosure Schedule, will or may cease to be Employees, or will refuse offers of employment from Banner, because of the consummation of the transactions contemplated by this Agreement.

                  (b) Except as disclosed in Section 2.23 of the Disclosure Schedule, (i) no Employee is presently a member of a collective bargaining unit and, to the Knowledge of Fairchild, there are no threatened attempts to organize for collective bargaining purposes any of the Employees, and (ii) no unfair labor practice charge or complaint or sex, age, race or other discrimination claim has been brought during the last three (3) years against Fairchild, VSI, the Company or any Subsidiary before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental or Regulatory Authority in respect of the Harco Business and, to the Knowledge of Fairchild, there are no facts or circumstances that could reasonably be expected to give rise to any such charge, claim or complaint. Since December 31, 1993 there has been no work stoppage, strike or other concerted action by Employees. During that period, the Harco Business has complied in all material respects with all applicable Laws relating to the employment of labor, including, without limitation those relating to wages, hours and collective bargaining.

                  2.24  Environmental Matters.  Except as set forth in
Section 2.24 of the Disclosure Schedule (with paragraph references corresponding to those set forth below):

                  (a) As of the date hereof, each of VSI and the Subsidiaries has (and as of the Closing Date, the Company and the Subsidiaries shall have) obtained all Licenses which are required under applicable Environmental Laws in connection with the Harco Business. Each of such Licenses is in full force and effect and the Harco Business is in compliance with the terms and conditions of all such Licenses and with any applicable Environmental Law except for such noncompliance as could not lead to a fine or penalty in excess of $10,000.

                  (b) No Order has been issued, and to the Knowledge of Fairchild, no investigation, action or proceeding has been initiated or threatened by any Governmental or Regulatory Authority, with respect to any actual, alleged or suspected failure by Fairchild, VSI, the Company or any Subsidiary to comply with any Environmental Laws or any License required under applicable Environmental Law in connection with the Harco Business or with respect to any Liability arising under any Environmental Law.

                  (c) No Environmental Claim is pending and, to the Knowledge of Fairchild, there are no facts or circumstances relating to the past or present operation of the Harco Business which could form the basis for any such Environmental Claim.

                  (d) No treatment, storage or disposal facility requiring a License under the Resource Conservation and Recovery Act, as amended, or under any other comparable state or local Law is owned, operated or leased by Fairchild, VSI, the Company or any Subsidiary in connection with the operation of the Harco Business;

                  (e) To the Knowledge of Fairchild, no Hazardous Material has been Released at, on or under any site or facility now or previously owned, operated or leased in connection with the Harco Business (except in compliance with the terms of a License or Order identified Section 2.24(e) of the Disclosure Schedule);

                  (f) To the Knowledge of Fairchild, no site or facility now or previously owned, operated or leased in connection with Harco Business is currently listed or proposed for listing on the NPL, CERCLIS or any similar state or local list of sites requiring investigation or clean-up.

                  (g) No Liens arising under or pursuant to any Environmental Law are currently effective with regard to any site or facility now owned, operated or leased, or to the best knowledge of Fairchild, previously owned, operated or leased in connection with the Harco Business.

                  (h) There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or that are in the possession of, Fairchild, Harco Parent, VSI, the Company or any Subsidiary in relation to any site or facility now owned, operated or leased in connection with the Harco Business which have not been delivered to Banner prior to the execution of this Agreement.

                  2.25 Substantial Customers and Suppliers. Section 2.25(a) of the Disclosure Schedule lists the ten (10) largest customers of the Harco Business, on the basis of revenues for goods sold or services provided for the most recently- completed fiscal year. Section 2.25(b) of the Disclosure Schedule lists the five (5) largest suppliers of the Harco Business, on the basis of cost of goods or services purchased for the most recently-completed fiscal year. Except as disclosed in Section 2.25(c) of the Disclosure Schedule, no such customer or supplier has ceased or materially reduced its purchases from, use of the services of, or sales or provision of services to the Harco Business since the Audited Financial Statement Date, or to the Knowledge of Fairchild, has threatened to cease or materially reduce such purchases, use, sales or provision of services after the date hereof. Except as disclosed in Section 2.24(d) of the Disclosure Schedule, to the Knowledge of Fairchild, no such customer or supplier is threatened with bankruptcy or insolvency.

                  2.26 Bank and Brokerage Accounts. Section 2.26 of the Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which an account or safe deposit box or a banking, custodial, trading or other similar relationship is maintained in respect of the Harco Business (the "Business Bank Accounts") and (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives having signatory power with respect thereto.

                  2.27 No Powers of Attorney. Except as set forth in Section
2.27 of the Disclosure Schedule, no powers of attorney or comparable delegations of authority in respect of the Harco Business or any Assets and Properties Related to the Harco Business are outstanding.

                  2.28 Accounts Receivable. Except as set forth in Section 2.28 of the Disclosure Schedule, the accounts and notes receivable in respect of the Harco Business reflected on the Unaudited Balance Sheet, and all accounts and notes receivable arising subsequent to the Unaudited Financial Statement Date,
(i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (iii) are not subject to any valid set-off or counterclaim, (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement,
(v) are collectible in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserve reflected in the balance sheet included in the Unaudited Financial Statements, and (vi) are not the subject of any Actions or Proceedings brought by or on behalf of VSI or any Subsidiary. Section 2.28 of the Disclosure Schedule sets forth a description of any security arrangements and collateral securing the repayment or other satisfaction of receivables in respect of the Harco Business. All steps necessary to render all such security arrangements legal, valid, binding and enforceable, and to give and maintain VSI, the Company or a Subsidiary, as the case may be, a perfected security interest in the related collateral, have been taken.

                  2.29 Inventory. Except as disclosed Section 2.29 of the Disclosure Schedule, all inventory reflected on the Unaudited Balance Sheet and all inventory acquired since the Unaudited Financial Statement Date, in either instance, other than inventory sold in the ordinary course of the Harco Business consistent with past practice (the "Business Inventory") is, as of the date hereof, the property of VSI or a Subsidiary (and, as of the Closing Date, property of the Company or a Subsidiary), free and clear of any Lien other than Permitted Liens, has not been pledged as collateral, is not held on consignment from others and conform in all material respects to all standards applicable to the Business Inventory or its use or sale imposed by Governmental or Regulatory Authorities.

                  2.30 Entire Business. The contribution by VSI to the Company of the Assets and Properties Related to the Harco Business pursuant to Section
4.04 shall effectively convey to the Company the entire Harco Business as operated by VSI and all of the Assets and Properties Related to the Harco Business material to the Condition of the Harco Business.

                  2.31 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Fairchild directly with Banner without the intervention of any Person on behalf of Fairchild in such manner as to give rise to any valid claim by any Person against Banner, the Company or any Subsidiary for a finder's fee, brokerage commission or similar payment.

                  2.32 Purchase for Investment. The Banner Shares will be acquired by Harco Parent or other designee of Fairchild for its own account for the purpose of investment, it being understood that the right to dispose of such Banner shares shall be entirely within the discretion of Fairchild, Harco Parent or other such designee of Fairchild. Fairchild shall, and shall cause Harco Parent or other designee to, refrain from transferring or otherwise disposing of any of the Banner Shares, or any interest therein, in such manner as to cause Banner to be in violation of the registration requirements of the Securities Act of 1933, as amended, or applicable state securities or blue sky laws.

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF BANNER

                  Banner hereby represents and warrants to Fairchild as follows:

                  3.01 Organization. Banner is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Banner has full corporate power and authority to execute and deliver this Agreement and the Operative Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby including without limitation to issue and transfer (pursuant to this Agreement) the Banner Shares.

                  3.02 Capitalization. As of January 3, 1996, the authorized capital stock of Banner consists of 30,000,000 shares of common stock, of which 18,002,100 shares are outstanding (not including 1,054,900 shares of common stock reserved for issuance pursuant to stock options). All of the foregoing shares and stock options have been duly authorized by all necessary corporate action and all outstanding shares are validly issued, fully paid and nonassessable. Except as set forth in Banner's SEC Documents, no subscriptions, options, calls or rights of any kind to purchase or otherwise acquire, and no securities convertible into or exchangeable for, capital stock of Banner are outstanding.

                  3.03 Authority. The execution and delivery by Banner of this Agreement and the Operative Agreements to which it is a party, and the performance by Banner of its obligations hereunder and thereunder, have been duly and validly authorized by the Board of Directors of Banner and, other than the consent of the stockholders of Banner referred to in Section 6.01, no other corporate action on the part of Banner or its stockholders being necessary under applicable law. This Agreement has been duly and validly executed and delivered by Banner and constitutes, and upon the execution and delivery by Banner of the Operative Agreements to which it is a party, such Operative Agreements will constitute, legal, valid and binding obligations of Banner enforceable against Banner in accordance with their terms.

                  3.04 No Conflicts. The execution and delivery by Banner of this Agreement do not, and the execution and delivery by Banner of the Operative Agreements to which it is a party, the performance by Banner of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not:

                  (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws of Banner;

                  (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Schedule 3.05 hereto, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Banner or any of its Assets and Properties; or

                  (c) except as disclosed in Schedule 3.04 hereto, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Banner to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon Banner or any of its Assets or Properties under, any Contract or License to which Banner is a party or by which any of its Assets and Properties is bound.

                  3.05 Governmental Approvals and Filings. Except as disclosed in Schedule 3.05 hereto, no consent, approval or action of, filing with or notice to any Governmental or Regulatory
Authority on the part of Banner is required in connection with the execution, delivery and performance of this Agreement or the Operative Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

                  3.06 Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of Banner, threatened against, relating to or affecting Banner or any of its Assets and Properties which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Operative Agreements.

                  3.07 Banner Shares Authorized. At or before the Closing Date, the Banner Shares to be issued to Fairchild, Harco Parent or their designees, as the case may be, will have been duly authorized by the Board of Directors of Banner and, when so issued, will have been validly issued and will be fully paid, non-assessable and free of preemptive rights and rights of refusal.

                  3.08 Banner SEC Documents. Banner has made available to Fairchild a copy of each of Banner's SEC Documents filed since January 1, 1994. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents. As of their respective dates, the SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Banner included in such SEC Documents have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present the financial position of Banner and its subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

                  3.09 No Share Restrictions. The Banner Shares to be issued to Fairchild, Harco Parent or their designees shall not be bound, limited or affected by any agreement, arrangement or proxy, or be restricted as to voting, sale, purchase, transfer or issue, except as restricted by the Securities Act of 1933, as amended,and the rules and regulations promulgated thereunder.

                  3.10 No Undisclosed Liabilities. To the knowledge of Banner, Banner does not have any Liabilities except (i) Liabilities that are fully reflected in Banner's SEC Documents, (ii) Liabilities not required to be reflected in Banner's SEC Documents or reserved against in the financial statements incorporated within Banner's SEC Documents, and (iii) Liabilities incurred in the ordinary course of business and consistent with past practice since the dates of the respective SEC Documents.

                  3.11 Absence of Material Changes. Except as and to the extent set forth in Banner's SEC Documents, since the date of the respective SEC Documents, Banner has not suffered any change which has had a material adverse effect on its financial condition, assets, liabilities, reserves, business or operations taken as a whole (a "Banner Material Adverse Effect") or any development which, individually or together with other such events, would reasonably be expected to result in a Banner Material Adverse Effect.

                  3.12 Compliance With Law. Banner is in material compliance with all laws, regulations and orders applicable to it and its Assets and Properties. Except as set forth in Banner's SEC Documents, Banner has not received any notification that it is in violation of any such laws, regulations or orders and no such violation exists.

                  3.13 Disclosure. No representations or warranties by Banner in this Agreement contain any untrue statement of material fact or, when all such representations, warranties and statements are taken as a whole, omits or will omit to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

                  3.14 Purchase for Investment. The Harco Shares will be acquired by Banner (or, if applicable, its assignee pursuant to Section 14.09(b)(i)) for its own account for the purpose of investment, it being understood that the right to dispose of such Harco Shares shall be entirely within the discretion of Banner (or such assignee, as the case may be). Banner (or such assignee, as the case may be) will refrain from transferring or otherwise disposing of any of the Harco Shares, or any interest therein, in such manner as to cause Fairchild to be in violation of the registration requirements of the Securities Act of 1933, as amended, or applicable state securities or blue sky laws.

                  3.15 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Banner directly with Fairchild without the intervention of any Person on behalf of Banner in such manner as to give rise to any valid claim by any Person against Fairchild, VSI or Harco Parent for a finder's fee, brokerage commission or similar payment.


                                   ARTICLE IV

                             COVENANTS OF FAIRCHILD

                  Fairchild covenants and agrees with Banner that, at all times from and after the date hereof until the Closing and, with respect to any covenant or agreement by its terms to be performed in whole or in part after the Closing, for the period specified therein or, if no period is specified therein, indefinitely, Fairchild will comply with all covenants and provisions of this
Article IV, except to the extent Banner may otherwise consent in writing.

                  4.01 Regulatory and Other Approvals. Fairchild will, and will cause VSI, Harco Parent, the Company and the Subsidiaries to, as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of Fairchild, VSI, Harco Parent, the Company or any Subsidiary to consummate the transactions contemplated hereby and by the Operative Agreements, including without limitation those described in Sections 2.06 and 2.07 of the Disclosure Schedule, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as Banner or such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith and (c) cooperate with Banner in connection with the performance of its obligations under Section 5.01. Fairchild will provide prompt notification to Banner when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Banner of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement or any of the Operative
Agreements.

                  4.02 Formation of the Company. Prior to the Closing, Fairchild shall form, or cause to be formed, Harco Parent and the Company and shall cause Harco Parent and the Company to be corporations duly organized, validly existing and in good standing under the Laws of the State of Delaware.

                  4.03 Investigation by Banner. Fairchild will, and will cause VSI, Harco Parent, the Company and the Subsidiaries to (a) provide Banner's officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (together "Representatives") with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Harco Business and to its Assets and Properties and Books and Records, and (b) furnish Banner and such other Persons with all such information and data (including without limitation copies of Contracts, Benefit Plans and other Books and Records) concerning the operations of the Harco Business as Banner or any of such other Persons reasonably may request in connection with such investigation.

                  4.04 Transfer of the Harco Business to the Company. (a) Assets Transferred. Prior to the Closing, Fairchild shall cause VSI to transfer, convey, assign and deliver to Harco Parent, and, in turn, shall cause Harco Parent to transfer, convey, assign and deliver to the Company all of their respective rights, title and interests in, to and under any and all Assets and Properties Related to the Harco Business, including all Assets and Properties reflected on the Unaudited Balance Sheet and not disposed of or discharged in the ordinary course of business since the Unaudited Balance Sheet Date (collectively with the proceeds and awards referred to in subclause (e) below, the "Business Assets") free and clear of all Liens other than Permitted Liens, and including, without limitation, all right, title and interest of VSI in, to and under:

         (i)      the Real Property Leases;

         (ii)      the Tangible Personal Property;

        (iii) the Business Inventory, together with any rights with respect to any third party collection procedures or any other Actions or Procedures which have been commenced in connection therewith;

         (iv)     the Harco Name;

          (v)     the Business Contracts;

         (vi)     the Business Licenses;

        (vii)     the Business Bank Accounts;

       (viii)     the Business Accounts Receivable;

         (ix) all issued and outstanding shares of capital stock of the Subsidiaries; and

          (x)     the Interim Cash Flow;

provided, that, any instruments or other documents pursuant to which VSI and Harco Parent shall transfer the Business Assets or

(as provided in paragraph (b) below) pursuant to which the Company shall assume the Business Liabilities shall be reasonably satisfactory, in form and substance, to Banner.

                  (b) Liabilities Assumed. Prior to the Closing and in connection with the transfer, conveyance, assignment and delivery of the Business Assets by VSI and Harco Parent to the Company, Fairchild shall cause VSI to assign and Harco Parent to assume, and, in turn, shall cause Harco Parent to assign and the Company to assume, the following Liabilities in respect of the Harco Business (the "Business Liabilities"), and no others:

         (i) all obligations of VSI under the Real Property Leases, Business Contracts, and Business Licenses;

        (ii) except as provided for in Article IX, the Balance Sheet Liabilities of VSI;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, Fairchild or one or more of its Affiliates (other than the Company or any Subsidiary) shall pay, perform and discharge when due any and all
(x) other Liabilities of any kind, character or description whatsoever of VSI or any of its Affiliates or (y) Liabilities of any Subsidiary that are not Balance Sheet Liabilities, in either instance, in respect of which the Company or any Subsidiary may become obligated by operation of Law or otherwise, whether or not arising in connection with the Harco Business and whether or not any such Liabilities arose prior to or after the Closing, including, without limitation, all Liabilities (I) arising out of any Actions or Proceedings, or any claims that could result in Actions or Proceedings, to the extent relating to the conduct or operations of the Harco Business prior to the Closing Date (including, without limitation, any and all Liabilities arising out of any Action or Proceeding with Harvard Industries, Inc. or any of its current or former affiliates) and (II) relating to unknown Releases or threatened Releases of Hazardous Materials on or originating from the properties at which the Harco Business is, or formerly was, conducted which by operation of Law become Liabilities of the Company or any Subsidiary (the Liabilities described above in this proviso being referred to herein as the "Retained Liabilities"); provided, further, that in no event shall VSI or any of its Affiliates have any obligation to pay, perform or discharge when due any Liabilities of the Company or any Subsidiary arising from the operation of the Harco Business from and after the Closing Date and any and all such Liabilities shall not constitute Retained Liabilities.

                  (c) Excluded Assets. Notwithstanding anything to the contrary contained in paragraph (a) above, the following Assets and Properties of VSI shall be excluded from and shall not constitute Business Assets (the "Excluded Assets"):

                  (i) Cash. Except as provided in paragraph (e) below, cash, commercial paper, certificates of deposit and other bank deposits, treasury bills and other cash equivalents (collectively, "Cash"); provided, however, that any Cash that constitutes part of the Interim Cash Flow shall not be an Excluded Asset and shall constitute a Business Asset;

                  (ii) Insurance. Except as provided in paragraph (e) below, the insurance policies Related to the Harco Business and described in clause (ii) of Section 2.21;

             (iii) Employee Benefit Plans. All assets owned or held by any of the Benefit Plans; and

             (iv) Rights Under Certain Claims, Actions or Proceedings. Except as provided in Section 4.04(a)(iii), all of VSI's rights under or arising out of Actions or Proceedings, or any claims that could result in Actions or Proceedings, to which VSI is, or may become a party to, solely relating to or arising out of the conduct or operations of the Harco Business prior to the Closing Date including, without limitation, any rights under or arising out of any Action or Proceeding with Harvard Industries, Inc. or any of its current or former affiliates (but excluding, however, any claims or Actions or Proceedings against SPS, Inc. pursuant to the Contract referred to in item (v) of Section 2.19(a) of the Disclosure Schedule).

                  (d) Third-Party Consents. To the extent that any Business Contract or Business License is not assignable without the consent of another party, Fairchild shall use its best efforts to obtain the consent of such other party to the assignment of any such Business Contract or Business License to the Company in all cases in which such consent is or may be required for such assignment. If any such consent shall not be obtained, Fairchild shall, and shall cause VSI to, cooperate with Banner in any reasonable arrangement designed to provide for the Company the benefits intended to be assigned to the Company under the relevant Business Contract or Business License, including without limitation, enforcement at the cost and for the account of the Company of any and all rights of VSI against the other party thereto arising out of the breach of cancellation thereof by such other party or otherwise. If and to the extent that such arrangement cannot be made, Banner shall have no obligation pursuant to paragraph (b) above or otherwise with respect to any such Business Contract or Business License. The provisions of this paragraph (d) shall not affect the right of Banner not to consummate the transactions contemplated by this Agreement if the conditions to its obligations hereunder contained in Sections
6.05 and 6.06 have not been fulfilled.

                  (e) Insurance Proceeds. If any of the Business Assets are destroyed or damaged or taken in condemnation, the insurance proceeds or condemnation award with respect thereto shall be a Business Asset. At or prior to the Closing, Fairchild shall pay or credit to the Company any such insurance proceeds or condemnation awards received by it on or prior to the Closing and shall assign to or assert for the benefit of the Company all of its rights against any insurance companies, Governmental or Regulatory Authorities and others with respect to such damage, destruction or condemnation. As and to the extent that there is available insurance under policies maintained by Fairchild and its Affiliates, predecessors and successors in respect of any Business Liability assumed by the Company pursuant to paragraph (b) above, except for any such insurance proceeds with the respect to which the insured is directly or indirectly self-insured or has agreed to indemnify the insurer, Fairchild shall cause such insurance to be applied toward the payment of such Business Liability. The provisions of this paragraph (e) shall not affect the right of Banner not to consummate the transactions contemplated by this Agreement if the condition to its obligations hereunder contained in Section 6.01 has not been fulfilled.

                  4.05 Conduct of Business. Fairchild will cause the Harco Business to be conducted only in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, Fairchild will:

                  (a) cause VSI, the Company and the Subsidiaries to use commercially reasonable efforts to (i) preserve intact the present business organization and reputation of the Harco Business, (ii) keep available (subject to dismissals and retirements in the ordinary course of business consistent with past practice of the Harco Business) the services of the present officers, employees and consultants employed or engaged in respect of the Harco Business,
(iii) maintain the Assets and Properties Related to the Harco Business in good working order and condition, ordinary wear and tear excepted, (iv) maintain the good will of customers, suppliers, lenders and other Persons to whom the Harco Business sells goods or provides services or with whom the Harco Business has significant business relationships and (v) continue all current sales, marketing and promotional activities relating to the Harco Business;

                  (b) except to the extent required by applicable Law, (i) cause the Books and Records to be maintained in the usual, regular and ordinary manner, (ii) not permit any material change in (A) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or Tax method of accounting of the Harco Business, or (B) any method of calculating any bad debt, contingency or other reserve in respect of the Harco Business for accounting, financial reporting or Tax purposes and (iii) not permit any change in the fiscal year of the Harco Business;

                  (c) (i) use, and will cause, VSI, Harco Parent, the Company and the Subsidiaries to use, commercially reasonable efforts to maintain in full force and effect until the Closing substantially the same levels of coverage as the insurance afforded under the Contracts listed in Section 2.21 of the Disclosure Schedule and (ii) cause any and all benefits under such Contracts paid or payable (whether before or after the date of this Agreement) with respect to the business, operations, Employees of the Harco Business or Assets and Properties Related to the Harco Business to be paid to the Company and the Subsidiaries; and

                  (d) cause VSI, Harco Parent, the Company and the Subsidiaries to comply, in all material respects, with all Laws and Orders applicable to the Harco Business, and promptly following receipt thereof to give Banner copies of any notice received from any Governmental or Regulatory Authority or other Person alleging any violation of any such Law or Order.

                  4.06  Financial Statements and Reports; Filings.

                  (a) As promptly as practicable and in any event no later than forty-five (45) days after the end of each fiscal quarter ending after the date hereof and before the Closing Date (other than the fourth quarter, in which instance, not later than ninety (90) days) and before the Closing Date, Fairchild will deliver to Banner true and complete copies of the unaudited consolidated balance sheet, and the related unaudited consolidated statements of operations of the Harco Business as of and for each such fiscal quarter and the portion of the fiscal year then ended, together with the notes, if any, relating thereto, which financial statements shall be prepared on a basis consistent with the Audited Financial Statements.

                  (b) As promptly as practicable, Fairchild will deliver to Banner true and complete copies of such other financial statements, reports and analyses as may be prepared or received by Fairchild, Harco Parent, VSI, the Company or any Subsidiary relating to the Harco Business or as Banner may otherwise reasonably request.

                  (c) As promptly as practicable, Fairchild will deliver copies of all License applications and other filings made by VSI, Harco Parent, the Company or any Subsidiary after the date hereof and before the Closing Date with any Governmental or Regulatory Authority (other than routine, recurring filings made in the ordinary course of business consistent with past practice).

                  4.07 Employee Matters. Except as may be required by Law, Fairchild will refrain, and will cause VSI, Harco Parent, the Company and the Subsidiaries to refrain, from directly or indirectly:

                  (a) making any representation or promise, oral or written, to any officer, Employee or consultant of the Harco Business concerning any Benefit Plan, except for statements as to the rights or accrued benefits of any officer, Employee or consultant under the terms of any Benefit Plan;

                  (b) making any increase in the salary, wages or other compensation of any officer, Employee or consultant of the Harco Business which such increase constitutes an amount greater than (A) 10% of such officer's, Employee's or consultants' salary, wages or compensation or (B) $5,000.

                  (c) adopting, entering into or becoming bound by any Benefit Plan, employment-related Contract or collective bargaining agreement, or amending, modifying or terminating (partially or completely) any Benefit Plan, employment-related Contract or collective bargaining agreement, except to the extent required by applicable Law and, in the event compliance with legal requirements presents options, only to the extent that the option which VSI, the Company or Subsidiary reasonably believes to be the least costly is chosen;

                  (d) establishing or modifying any (i) targets, goals, pools or similar provisions in respect of any fiscal year under any Benefit Plan, employment-related Contract or other employee compensation arrangement or (ii) salary ranges, increase guidelines or similar provisions in respect of any Benefit Plan, employment-related Contract or other employee compensation arrangement; or

                  (e) terminating, other than for cause as established under ordinary prior conduct of the Harco Business, any Employees or inducing any Employees to terminate their employment in the Harco Business, transferring such Employees out of the Harco Business, or otherwise making such Employees unavailable to Banner, the Company and the Subsidiaries from and after the Closing Date.

                  Fairchild will cause each Benefit Plan to be administered, in all material respects in accordance with the applicable provisions of the Code, ERISA and all other applicable Laws. Fairchild will promptly notify Banner in writing of each receipt by Fairchild, Harco Parent, VSI, the Company or any Subsidiary (and furnish Banner with copies) of any notice of investigation or administrative proceeding by the IRS, Department of Labor, PBGC or other Person involving any Benefit Plan.

                  4.08 Certain Restrictions. Without the prior written consent of Banner, Fairchild will cause VSI, Harco Parent, the Company and the Subsidiaries to refrain from:

                  (a) amending the certificates or articles of incorporation or by-laws (or other comparable charter documents) of the Company or the Subsidiaries or taking any action with respect to any such amendment or effecting any recapitalization, reorganization, liquidation or dissolution of the Company or any Subsidiary;

                  (b) other than the transactions contemplated by Section 4.04, authorizing, issuing, selling or otherwise disposing of any shares of capital stock of or any Option with respect to the Company or any Subsidiary, or modifying or amending any right of any holder of outstanding shares of capital stock of the Company or any Subsidiary;

                  (c) other than the transactions contemplated by Section 4.04, acquiring or disposing of, or incurring any Lien (other than a Permitted Lien) on, any Assets and Properties Related to the Harco Business, other than in the ordinary course of business consistent with past practice of the Harco Business;

                  (d) (i) other than in the ordinary course of business consistent with past practice, entering into, amending, modifying, terminating (partially or completely), granting any waiver under or giving any consent with respect to (A) any Contract that would, if in existence on the date of this Agreement, be required to be disclosed in the Disclosure Schedule pursuant to
Section 2.19(a) or (B) any License or (ii) granting any irrevocable powers of attorney;

                  (e) violating, breaching or defaulting under in any material respect, or taking or failing to take any action that (with or without notice or lapse of time or both) would constitute a material violation or breach of, or default under, any term or provision of any License Related to the Harco Business or any Contract to which VSI (in respect of the Harco Business), the Company or any Subsidiary is a party or by which any of the Assets and Properties Related the Harco Business is bound;

                  (f) (i) incurring Indebtedness in respect of the Harco Business in an aggregate principal amount exceeding $10,000 (net of any amounts of Indebtedness discharged during such period), or (ii) voluntarily purchasing, canceling, prepaying or otherwise providing for a complete or partial discharge in advance of a scheduled payment date with respect to, or waiving any right of VSI, the Company or any Subsidiary under, any Indebtedness of or owing in respect of the Harco Business;

                  (g) engaging with any Person in any merger or other business combination;

                  (h) making capital expenditures or commitments for additions to property, plant or equipment constituting capital assets in an aggregate amount exceeding $50,000;

                  (i) making any change in the lines of business in which the Harco Business is engaged;

                  (j) writing off or writing down any of the Assets and Properties Relating to the Harco Business outside the ordinary course of business consistent with past practice of the Harco Business;

                  (k) increasing the value of (i) the Business Inventory (from the value of the Business Inventory that is reflected on the Audited Balance Sheet) or (ii) the inventory held by the Subsidiaries (from the value of the inventory held by the Subsidiaries that is reflected on the Audited Balance Sheet), in either instance, by an amount greater than twenty-five percent (25%);

                  (l) making expenditures or accruing Liabilities in respect of inventory purchased or committed to be purchased in respect of the Harco Business from Fairchild or any of its Affiliates (including VSI, but excluding the Subsidiaries) in amounts in excess of those expenditures made or Liabilities accrued during the six (6) months immediately preceding the Audited Balance Sheet Date.

                  (m) entering into any Contract to do or engage in any of the foregoing.

                  4.09 Affiliate Transactions. Except as set forth in Section
4.09 of the Disclosure Schedule, immediately prior to the Closing, all Indebtedness and other amounts owing under Contracts between Fairchild, any officer, director or Affiliate (other than the Company or any Subsidiary) of Fairchild, on the one hand, and the Company or any Subsidiary, on the other, will be paid in full, and Fairchild will terminate and will cause any such officer, director or Affiliate to terminate each Contract with the Company or any Subsidiary. Other than the transactions contemplated by Section 4.04, prior to the Closing Fairchild shall cause VSI (in respect of the Harco Business), the Company and the Subsidiary to refrain from entering into any Contract or amend or modify any existing Contract, or engaging in any transaction (other than pursuant to Contracts disclosed pursuant to Section 2.19(a)(vii) of the Disclosure Schedule), with Fairchild or any such officer, director or Affiliate.

                  4.10 Books and Records. On the Closing Date, Fairchild will deliver or make available to Banner at the offices of the Company and the Subsidiaries all of the Books and Records (including, without limitation, any and all invoices, purchase orders, test reports and certifications from manufacturers or other documentation or records in respect of the Business Inventory), and if at any time after the Closing Fairchild discovers in its or any of its Affiliate's possession or under its or any of its Affiliate's control any other Books and Records, it will forthwith deliver, or cause to be delivered, such Books and Records to Banner.

                  4.11 Notice and Cure. Fairchild will notify Banner in writing (where appropriate, through updates to the Disclosure Schedule) of, and contemporaneously will provide Banner with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes Known to Fairchild, occurring after the date of this Agreement that causes or will cause any covenant or agreement of Fairchild under this Agreement to be breached or that renders or will render untrue any representation or warranty of Fairchild contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. No notice given pursuant to this Section shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit Banner's right to seek indemnity under Article XI.

                  4.12 Fulfillment of Conditions. Fairchild will execute and deliver at the Closing each Operative Agreement that Fairchild is required hereby to execute and deliver as a condition to the Closing, take, and shall cause Harco Parent and VSI to take, all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of Banner contained in this Agreement and will not, and will not permit Harco Parent, VSI, the Company or any Subsidiary to, take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.


                                    ARTICLE V

                               COVENANTS OF BANNER

                  Banner covenants and agrees with Fairchild that, at all times from and after the date hereof until the Closing, Banner will comply with all covenants and provisions of this Article V, except to the extent Fairchild may otherwise consent in writing.

                  5.01 Regulatory and Other Approvals. Banner will as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of Banner to consummate the transactions contemplated hereby and by the Operative Agreements, including without limitation the consent of the stockholders of Banner to the issuance of the Banner Shares as required by Rule
312.03 of The New York Stock Exchange and the other transactions contemplated hereby and those additional consents described in Schedules 3.04 and 3.05 hereto, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as Fairchild or such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith and (c) cooperate with Fairchild, the Company and the Subsidiaries in connection with the performance of their obligations under Sections 4.01. Banner will provide prompt notification to Fairchild when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Fairchild of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement or any of the Operative Agreements.

                  5.02 Notice and Cure. Banner will notify Fairchild in writing of, and contemporaneously will provide Fairchild with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes known to Banner, occurring after the date of this Agreement that causes or will cause any covenant or agreement of Banner under this Agreement to be breached or that renders or will render untrue any representation or warranty of Banner contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. No notice given pursuant to this Section shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit Fairchild's right to seek indemnity under Article XI.

                  5.03 Fulfillment of Conditions. Banner will execute and deliver at the Closing each Operative Agreement that Banner is hereby required to execute and deliver as a condition to the Closing, will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of Fairchild contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

                  5.04 Cooperation As To Certain Matters. Banner will cooperate with Fairchild with respect to the Actions or Proceedings being retained by Fairchild pursuant to Section 4.04(c)(iv) herein. Such cooperation shall include making available employees, books and records as are reasonably requested by Fairchild and Fairchild shall reimburse Banner for all out-of-pocket expenses payable to third parties as a result of such cooperation.

                                   ARTICLE VI

                       CONDITIONS TO OBLIGATIONS OF BANNER

                  The obligations of Banner hereunder to purchase the Harco Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Banner in its sole discretion):

                  6.01 Representations and Warranties. Each of the representations and warranties made by Fairchild in this Agreement (other than those made as of a specified date earlier than the Closing Date) shall be true and correct in all respects (without regard to any materiality qualifier) on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date, and any representation or warranty made as of a specified date earlier than the Closing Date shall have been true and correct in all respects on and as of such earlier date (except if any breaches of such representations and warranties have not, in the aggregate, resulted in, and would not reasonably be expected to result in, a Company Material Adverse Effect).

                  6.02 Performance. Fairchild shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Fairchild at or before the Closing.

                  6.03 Officers' Certificates. Fairchild shall have delivered to Banner a certificate, dated the Closing Date and executed in the name and on behalf of Fairchild by the Chairman of the Board, the President or any Vice President of Fairchild, substantially in the form and to the effect of Exhibit A hereto, and a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Fairchild, substantially in the form and to the effect of Exhibit B hereto.

                  6.04 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Operative Agreements or which could reasonably be expected to otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement orany of the Operative Agreements to Banner, and there shall not be pending or threatened on the Closing Date any Action or Proceeding in, before or by any Governmental or Regulatory Authority which could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicability to Banner, the Company, and Subsidiary or the transactions contemplated by this Agreement or any of the Operative Agreements of any such Law.

                  6.05 Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority necessary to permit Banner and Fairchild to perform their obligations under this Agreement and the Operative Agreements and to consummate the transactions contemplated hereby and thereby (a) shall have been duly obtained, made or given, (b) shall be in form and substance reasonably satisfactory to Banner, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement and the Operative Agreements shall have occurred.

                  6.06 Third Party Consents. The consent of the stockholders of Banner to the issuance of the Banner Shares and the other transactions contemplated hereby required by Rule 312.03 of The New York Stock Exchange shall have been obtained. In addition to such consent of the stockholders of Banner, the consents (or in lieu thereof waivers) listed in Section 6.06 of the Disclosure Schedule, and all other consents (or in lieu thereof waivers) to the performance by Banner and Fairchild of their obligations under this Agreement and the Operative Agreements or to the consummation of the transactions contemplated hereby and thereby as are required under any Contract to which Banner, Fairchild, VSI, Harco Parent, the Company or any Subsidiary is a party or by which any of their respective Assets and Properties are bound (a) shall have been obtained, (b) shall be in form and substance reasonably satisfactory to Banner, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived, (d) shall be in full force and effect and (e) the Closing shall be in conformity with the terms of all such consents, except where the failure to obtain any such consent (or in lieu thereof waiver)could not reasonably be expected, individually or in the aggregate with other such failures, to have a Company Material Adverse Effect or materially adversely affect Banner or otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement and the Operative Agreements to Banner.

                  6.07 Resignations of Directors and Officers. Such members of the boards of directors and such officers of the Company and the Subsidiaries as are designated in a written notice delivered at least two (2) Business Days prior to the Closing Date by Banner to Fairchild shall have tendered, effective at the Closing, their resignations as such directors and officers.

                  6.08 Proceedings. All proceedings to be taken on the part of Fairchild, Harco Parent, and VSI in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Banner, and Banner shall have received copies of all such documents and other evidences as Banner may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

                  6.09 Fairness Opinion. Banner shall have received the written opinion of Houlihan, Lokey, Howard & Zukin, Inc., the financial adviser to Banner, dated the Closing Date, to the effect that the transactions contemplated by this Agreement, taken as a whole, are fair to the holders of Banner's common stock (other than Fairchild) from a financial point of view.

                  6.10 Continued Employment of Certain Employees. On the Closing Date, the individuals listed on Schedule 6.10 shall be employees of the Harco Business in the capacities set forth opposite their respective names and such individuals shall have agreed in writing and in form and substance reasonably acceptable to Banner to continue their employment with the Harco Business.

                  6.11 Payment of Accrued Employee Compensation. Certain employees of VSI who will be employees of the Company have accrued and unpaid bonus compensation under a bonus plan. All such accrued, fully earned compensation in respect of persons who shall be employees of the Company at the Closing shall be considered a Retained Liability.


                                   ARTICLE VII

                     CONDITIONS TO OBLIGATIONS OF FAIRCHILD

                  The obligations of Fairchild hereunder to cause Harco Parent to transfer the Harco Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Fairchild in its sole discretion):

                  7.01 Representations and Warranties. Each of the representations and warranties made by Banner in this Agreement shall be true and correct in all respects (without regard to any materiality qualifier) on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date (except if any breaches of such representations and warranties have not, in the aggregate, resulted in, and would not reasonably be expected to result in, a Banner Material Adverse Effect.

                  7.02 Performance. Banner shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Banner at or before the Closing.

                  7.03 Officers' Certificates. Banner shall have delivered to Fairchild a certificate, dated the Closing Date and executed in the name and on behalf of Banner by the Chairman of the Board, the President, or any Vice President of Banner, substantially in the form and to the effect of Exhibit C hereto, and a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Banner, substantially in the form and to the effect of Exhibit D hereto.

                  7.04 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law that became effective after the date of this Agreement restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Operative Agreements.

                  7.05 Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority necessary to permit Fairchild and Banner to perform their obligations under this Agreement and the Operative Agreements and to consummate the transactions contemplated hereby and thereby (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement and the Operative Agreements.

                  7.06 Third Party Consents. All consents (or in lieu thereof waivers) to the performance by Fairchild of its obligations hereunder and to the consummation of the transactions contemplated hereby as are required under the Contracts listed in

Section 7.06 of the Disclosure Schedule (a) shall have been obtained, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived, (c) shall be in full force and effect and (d) the Closing shall be in conformity with the terms of all such consents.

                  7.07 Proceedings. All proceedings to be taken on the part of Banner in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Fairchild, and Fairchild shall have received copies of all such documents and other evidences as Fairchild may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

                  7.08 Fairness Opinion. Fairchild shall have received the written opinion of Donaldson Lufkin & Jenrette Securities Corporation, dated the Closing Date, to the effect that the transactions contemplated by this Agreement, taken as a whole, are fair to the holders of Fairchild's common stock from a financial point of view.

                  7.09 Registration Rights Agreement. An amendment, substantially in the form of Exhibit E hereto, to the Registration Rights Agreement, dated as of August 2, 1990, between Banner and Banner
AerospaceHolding Company II, Inc. shall have been entered into by the Company.


                                  ARTICLE VIII

                       TAX MATTERS AND POST-CLOSING TAXES

                  8.01 Transfer Taxes. Fairchild and Banner shall each pay half of all sales, use, transfer, real property transfer, recording, gains, stock transfer and other similar Taxes and fees ("Transfer Taxes") arising out of or in connection with the transactions effected pursuant to this Agreement, including without limitation the transfer of the Business Assets by VSI to the Company through Harco Parent. Fairchild shall file all necessary documentation and Returns with respect to such Transfer Taxes.

                  8.02 Tax Periods Ending on or Before February 25, 1996. Fairchild shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and any Subsidiary for all periods ending on or prior to February 25, 1996, which are filed after February 25, 1996. Fairchild shall permit Banner to review and comment on each Tax Return described in the preceding sentence prior to filing. Banner shall provide Fairchild (at Fairchild's sole cost and expense) with all assistance reasonably requested by Fairchild to prepare or cause to be prepared or to file or cause to be filed such Tax Returns. Fairchild shall indemnify Banner and its Affiliates for Taxes of the Company and its Subsidiaries with respect to such periods to the extent such Taxes are not reflected in the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) shown on the Financial Statements.

                  8.03 Taxes for Stub Period. Fairchild and Banner will, to the extent permitted by applicable law, elect with the relevant state and local taxing authorities to close the taxable period of the Company and each Subsidiary on February 25, 1996. In any case where applicable law does not permit the Company or a Subsidiary to close its taxable year on February 25, 1996, Banner will cause to be prepared and duly filed all Tax Returns relating to Taxes of the Company and any Subsidiary for any taxable period which includes and ends after the February 25, 1996 (the "Stub Period"), provided, however, that Fairchild shall provide Banner (at no cost to Banner, the Company or any Subsidiary) with all assistance requested by Banner, the Company or any Subsidiary that Banner, the Company or any Subsidiary reasonably deems necessary to prepare or cause to be prepared or to file or cause to be filed all Tax Returns.

                  8.04 Consistent Tax Treatment. Fairchild and Banner agree to report the transfer of shares of Harco Inc. to Banner in exchange solely for Banner common stock on their Federal and state income tax returns as a reorganization under ss.368(a)(1)(B) of the Code.

                  8.05 ss.338. Banner is responsible for, and shall not be indemnified for, any taxes arising out of an affirmative election, but not a deemed election, under ss.338 of the Code, and Banner shall not make any affirmative election under ss.338 of the Code regarding the transactions contemplated by the Stock Exchange Agreement. In the event of a deemed election under Code ss.338, any reduction in tax payable by Banner as a result of such deemed election shall result in payment by Banner to Fairchild of an amount equal to the reduction in actual tax otherwise payable by Banner. Said payment shall be made at the time the Tax Return reflecting such reduction in tax is filed by Banner.

                  8.06 Books and Records. Banner shall retain the books and records necessary for preparing tax returns relating to the Harco business for a period of six years following the Closing Date and shall not dispose of such books and records thereafter until after giving 30 days' notice to Fairchild. Banner shall provide Fairchild with copies of such books and records as Fairchild may reasonably request. Banner and Fairchild shall cooperate in the preparation of Tax Returns and the conduct of audits and examinations, which cooperation shall include making relevant books and records reasonably available and providing reasonable access to necessary personnel.

                  8.07 Post-Closing Dividends. Banner shall cause the Subsidiaries not to make any distribution of property other than intercompany loans during the period beginning on February 25, 1996, and ending June 30, 1996, that would result in a diminution of the earnings and profits of such entity for Federal income taxes purposes.

                  8.08 Payroll Tax Reporting. Banner and Fairchild agree to use the alternative procedure specified in Section 5 of Revenue Procedure ss.4-77, 1984-2 C.B. 753, and Banner shall furnish to employees Internal Revenue Service Forms W-2 which include the wages paid and the taxes withheld in the calendar year ended December 31, 1996, by Fairchild and VSI.


                                   ARTICLE IX

                         EMPLOYMENT AND BENEFITS MATTERS

                  9.01 Employment and Benefits. Effective as of the Closing, Banner shall have sole discretion regarding the hiring and retention of employees of the Company and the Subsidiaries, including, without limitation, sole discretion regarding whether to hire as employees any individual who is or was employed or engaged in respect of the Harco Business at any time prior to the Closing (each such individual, an "Employee"). In addition, Banner shall have (i) sole discretion regarding the terms and conditions of employment, including without limitation compensation and employee benefits, to be provided to the employees of the Company and the Subsidiaries from and after the Closing and (ii) sole responsibility, effective as of the Closing, for (A) compensation and employee benefits for all Employees and (B) any benefits or payments due to Employees under any Benefit Plan or severance, termination or change of control agreement by reason of any Employee's termination from employment ("Severance Costs") following the Closing Date.

                  9.02 No Assumption or Continuity of Liabilities. Notwithstanding anything to the contrary in subclause (ii)(B) of Section 9.01 above, Fairchild and its Affiliates (other than the Company and the Subsidiaries) shall have sole responsibility for any Severance Costs arising out of (i) any Employee's termination from employment on or prior to the Closing Date or (ii) the execution or delivery of this Agreement or the transactions contemplated hereby. Additionally, Banner shall not assume, and Fairchild and its Affiliates (other than the Company and the Subsidiaries) shall be solely responsible for, any and all Liabilities to Employees arising out of the employment of the Employees by Fairchild, VSI, the Company and any of their

Affiliates on or prior to the Closing Date (other than accrued vacation or sick pay set forth on the February Balance Sheet which shall be assumed by Banner) including, without limitation, any and all Liabilities that have accrued or arisen under or in connection with any Benefit Plan. Without limiting the foregoing sentence, Fairchild, Harco and VSI shall be solely responsible for (i) any accrued benefits of Employees under any Benefit Plans that are Qualified Plans or any other Pension Benefit Plans, (ii) any benefits or payments due to Employees under any Benefit Plan or severance, termination or change of control agreement by reason of any Employee's termination from employment on or prior to the Closing Date, the execution or delivery of this Agreement or the transactions contemplated under this Agreement, (iii) any Liability under the Worker Adjustment and Retraining Notification Act, as amended, arising out of events occurring on or prior to the Closing Date, (iv) any Liability with respect to health care continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, arising out of the cessation of coverage of any Employee under any Benefit Plan that is a medical or dental plan, (v) any Liability with respect to retiree medical, dental or life insurance coverage provided under any Benefit Plan, (vi) all expenses and benefits for claims under any medical or dental Benefit Plans for any Employee or any covered dependents of the same in respect of medical treatment or services rendered or expenses incurred prior to the Closing Date and (vii) all expenses and benefits for claims under any life insurance or disability Benefit Plans but only with respect to events which give rise to any such claims that occur prior to the Closing Date.


                                    ARTICLE X

                    SURVIVAL OF REPRESENTATIONS, WARRANTIES,
                            COVENANTS AND AGREEMENTS

                  10.01 Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of Banner (whether or not exercised) to investigate the affairs of the Company and the Subsidiaries or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, Fairchild and Banner have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement. The representations, warranties, covenants and agreements of Fairchild and Banner contained in this Agreement will survive the Closing (a) indefinitely with respect to (i) the representations and warranties contained in Sections 2.02, 2.04, 2.05 (but only insofar as it relates to the capital stock of the Subsidiaries) 2.31, 3.03 and 3.15 and (ii) the covenants and agreements contained in Sections 1.03, 14.03 and 14.05; (b) until sixty (60) days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to matters covered by Sections 2.12 and 2.24 and Article VIII and (insofar as they relate to ERISA or the Code) Section 2.15 and Article IX; (c) until not later than the third anniversary of the Closing Date in the case of all other representations and warranties and any covenant or agreement to be performed in whole or in part on or prior to the Closing or (d) with respect to each other covenant or agreement contained in this Agreement, until sixty (60) days following the last date on which such covenant or agreement is to be performed or, if no such date is specified, indefinitely; provided that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with clause (b), (c) or (d) above will continue to survive if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given under Article XI on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in
Article XI.


                                   ARTICLE XI

                                 INDEMNIFICATION

                  11.01  Tax Indemnification.

                  (a) After the Closing Date, Fairchild will indemnify and hold harmless the Banner Indemnified Parties from and against any and all claims, actions, causes of action, liabilities, losses, damages, and reasonable out-of-pocket expenses and costs resulting from, arising out of or relating to Taxes for all taxable periods or portions thereof ending on or before February 25, 1996, and as provided in subsection (b) below, for the Stub Period, including, without limitation, any Tax liability that arises solely by reason of the Company being severally liable for any Tax of Fairchild's consolidated group pursuant to Treasury Regulation ss.1.1502-6 or any analogous state or local Tax provision, and any Tax liability (other than a Transfer Tax liability) incurred in connection with the transactions to be executed pursuant to this Agreement, including the contribution of the Harco Business to and the formation of Harco Parent and the Company, and the sale of the Harco Shares.

                  (b) The liability for Taxes for the Stub Period for which Fairchild will indemnify and hold harmless the Banner Indemnified Parties pursuant to Section 11.01(a) shall be determined as the Tax Liability that would have resulted had the last day of the period been February 25, 1996, and had the books of the Company and its Subsidiaries been closed on that date, and using the actual tax rate imposed on a particular category of income under the applicable taxing jurisdiction.

                  (c) Taxes other than income Taxes (but not Transfer Taxes) for which the last day of the taxable period is not February 25, 1996, will be allocated pro rata per day between the period ending on February 25, 1996, and the period commencing on February 26, 1996.

                  (d) Any amount payable by Fairchild as computed by the Banner Indemnified Parties under this Section 11.01 will be remitted to Banner at least three (3) Business Days prior to the due date of the respective Tax Returns (with interest being imposed at the underpayment rate, as that term is defined in Code ss.6621, for any late payment). Any amount payable by Banner as computed by Fairchild under this Section 11.01 will be remitted to Fairchild at least three (3) Business Days prior to the due date of the respective Tax Returns (with interest imposed at the underpayment rate, as that term is defined in Code ss.6621, for any late payment).

                  (e) Fairchild shall have the right to control any audit or examination relating to Taxes by any taxing authority, initiate any claim for refund, file any amended return, contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment relating or with respect to any Taxes of the Company or any Subsidiary for all taxable periods or portions thereof prior to or including February 25, 1996.

                  (f) Banner shall pay Fairchild and indemnify Fairchild and shall hold Fairchild harmless to the extent of any reduction in tax payable by Banner for any taxable year beginning after February 25, 1996, as a result of a final disallowance of any loss, deduction, or credit claimed by VSI, the Company, or any Subsidiary in a period or portion thereof ending on or before February 25, 1996 (a "Pre-Closing Period") and the allowance of such deduction or credit in a period or portion thereof ending after February 25, 1996 (a "Post-Closing Period") (or as a result of a final determination that additional income is to be recognized in a Pre-Closing Period in lieu of income which has been recognized in a Post-Closing Period). Said payment shall be made at the time the Tax Return reflecting such reduction in Tax is filed by Banner.

                  (g) Any reduction in tax payable by Banner for a Post- Closing Period as a result of utilization of net operating loss carryforwards or tax credit carryforwards of VSI, the Company, or a Subsidiary originating in a Pre-Closing Period shall result in payment by Banner to Fairchild of the reduction in actual tax otherwise payable by Banner to the extent such net operating loss carryforwards or tax credit carryforwards had not been reflected in the February Balance Sheet. Said payment shall be made at the time the Tax Return reflecting such reduction in Tax to Banner, the Company or a Subsidiary is filed by Banner.

                  (h) Any reduction in tax payable by Fairchild and VSI as the result of the allowance of any additional loss, deduction or credit claimed by Fairchild on a claim for refund or amended return filed after February 25, 1996, for a Pre-Closing Period shall result in payment by Fairchild to Banner of an amount equal to the increase in actual tax otherwise payable by Banner caused by the allowance of the loss, deduction, or credit claimed by Fairchild. Said payment shall be made at the time the increase in tax is paid by Banner.

                  (i) Any reduction in tax payable by Fairchild and VSI as a result of utilization of net operating losses or tax credits of the Company or any Subsidiary that originated in a Post- Closing Period shall result in payment by Fairchild to Banner of an amount equal to the decrease of actual tax otherwise payable by Fairchild caused by Fairchild's use of such net operating loss or credit. Fairchild is not required to take any action to reduce its taxes to the extent such reduction causes a permanent tax detriment to Fairchild.

                  11.02  Other Indemnification.

                  (a) Subject to paragraph (c) of this Section and the other Sections of this Article XI, Fairchild shall indemnify the Banner Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any breach of representation or warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Fairchild contained in this Agreement (determined in all cases as if the terms "material" or "materially" were not included therein), and (ii) the Retained Liabilities.

                  (b) Subject to paragraph (c) of this Section and the other Sections of this Article XI, Banner shall indemnify the Fairchild Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any breach of representation or warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Banner contained in this Agreement.

                  (c) No amounts of indemnity shall be payable in the case of a claim in respect of a Loss arising under clause (i) of paragraph (a) or paragraph (b) of this Section 11.02 (A) unless and until the Indemnified Parties thereunder have suffered, incurred, sustained or become subject to Losses referred to in paragraph (a) or paragraph (b), as the case may be, of this
Section 11.02 in excess of $50,000 in the aggregate; in which event such Indemnified Parties shall be entitled to claim indemnity for the full amount of such Losses; and (B) unless upon payment thereof the Indemnified Parties thereunder have received payments in respect of claims made under clause (i) of paragraph (a) or paragraph (b), as the case may be, of this Section 11.02 of $27,000,000 or less in the aggregate; provided that this paragraph (c) shall not apply to a breach of a representation or warranty contained in Section 2.02, 2.04, 2.06, 2.07, 2.31, 3.03, 3.04, 3.05 or 3.15 or
to a breach of a covenant contained in Section 1.03, 14.03 or 14.05.

                  11.03 Method of Asserting Claims. All claims for indemnification by any Indemnified Party under Section 11.02 will be asserted and resolved as follows:

                  (a) In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 11.02 is asserted against or sought to be collected from such Indemnified Party by a Person other than Fairchild or any Affiliate of Fairchild or of Banner (a "Third Party Claim"), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been irreparably prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party under Section 11.02 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party
Claim.

                  (i) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 11.03(a), then the Indemnifying Party will have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party, which consent will not be unreasonably withheld, in the case of any settlement that provides for any relief other than the payment of monetary damages as to which the Indemnified Party will be indemnified in full). The Indemnifying Party will be deemed to have waived its right to dispute its liability to the Indemnified Party under Section
         11.02 with
         respect to any Third Party Claim as to which it elects to control the defense. The Indemnifying Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may retain separate counsel to represent it in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and the Indemnified Party will bear its own costs and expenses with respect to such separate counsel, except as provided in the preceding sentence and except that the Indemnifying Party will pay the costs and expenses of such separate counsel if (x) in the Indemnified Party's good faith judgment, it is advisable, based on advice of counsel, for the Indemnified Party to be represented by separate counsel because a conflict or potential conflict exists between the Indemnifying Party and the Indemnified Party which makes representation of both parties inappropriate under applicable standards of professional conduct or (y) the named parties to such Third Party Claim include both the Indemnifying Party and the Indemnified Party and the Indemnified Party determines in good faith, based on advice of counsel, that defenses are available to it that are unavailable to the Indemnifying Party. Notwithstanding the foregoing, the Indemnified Party may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnifying Party has elected to control if the Indemnified Party irrevocably waives its right to indemnity under Section 11.02 with respect to such Third Party Claim.

                  (ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 11.03(a), or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party
         Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this clause (ii) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation.

            (iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to the Third Party Claim under Section 11.02 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim, the Loss arising from such Third Party Claim will be conclusively deemed a liability of the Indemnifying Party under
         Section 11.02 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following its final determination. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

                  (b) In the event any Indemnified Party should have a claim under Section 11.02 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss arising from the claim specified in such Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 11.02 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following its final determination. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.


                                   ARTICLE XII

                                   TERMINATION

                  12.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

                  (a) at any time before the Closing, by mutual written agreement of Fairchild and Banner;

                  (b) at any time before the Closing, by Fairchild or Banner, in the event (i) of a material breach hereof by the non- terminating party if such non-terminating party fails to cure such breach within five (5) Business Days following notification thereof by the terminating party or (ii) upon notification of the non-terminating party by the terminating party that the satisfaction of any condition to the terminating party's obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts (including the failure of the stockholders of Banner to consent to the issuance of the Banner Shares and the other transactions contemplated hereby) if the failure of such condition to be satisfied is not caused by a breach hereof by the terminating party; or

                  (c) at any time after March 12, 1996 by Fairchild or Banner upon notification of the non-terminating party by the terminating party if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by the terminating party.

                  12.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 12.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Fairchild or Banner (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except as provided in the next succeeding sentence and except that the provisions with respect to expenses in Section
14.03 and confidentiality in Section 14.05 will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to Section 12.01(b), (c) or (d), Fairchild will remain liable to Banner for any willful breach of this Agreement by Fairchild existing at the time of such termination, and Banner will remain liable to Fairchild for any willful breach of this Agreement by Banner existing at the time of such termination, and Fairchild or Banner may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity.


                                  ARTICLE XIII

                                   DEFINITIONS

                  13.01 Definitions. (a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

                  "Actions or Proceedings" means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation or audit.

                  "Affiliate" means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

                  "Agreement" means this Stock Purchase Agreement and the Exhibits, the Disclosure Schedule and the Schedules hereto and the certificates delivered in accordance with Sections 6.03 and 7.03, as the same shall be amended from time to time.

                  "Assets and Properties" of any Person means all assets and properties of every kind, nature, character and description

(whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including without limitation cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

                  "Audited Balance Sheet" means the balance sheet of the Harco Business for the fiscal year ended June 30, 1995 delivered to Banner pursuant to
Section 2.09(b).

                  "Audited Financial Statement Date" means June 30, 1995.

                  "Audited Financial Statements" means the Financial Statements of the Harco Business delivered to Banner pursuant to Section 2.09(b).

                  "Average Banner Price" means the average of the closing sales prices of the common stock of Banner as reported on the NYSE Composite Tape on each of the fifteen (15) consecutive trading days immediately preceding the fifth trading day prior to the Closing Date; provided, however, that if the Average Banner Price is less than $6.00 it shall be $6.00 and if it is greater than $7.50 it shall be $7.50.

                  "Balance Sheet Liabilities" means any and all Liabilities in respect of the Harco Business that are (i) reflected or reserved against in the Unaudited Balance Sheet, (ii) incurred since the Unaudited Balance Sheet Date in the normal course of the operation of the Harco Business consistent with the provisions of this Agreement and reflected in the February Balance Sheet or
(iii) incurred in the normal course of the operation of the Harco Business consistent with the provisions of this Agreement during the period from, but excluding, February 25, 1996 to, and including, the Closing Date.

                  "Banner" has the meaning ascribed to it in the forepart of this Agreement.

                  "Banner Indemnified Parties" means Banner and its officers, directors, employees, agents and Affiliates.

                  "Banner Material Adverse Effect" has the meaning ascribed to it in Section 3.11.

                  "Banner Shares" has the meaning ascribed to it in
Section 1.01(a).

                  "Benefit Plan" means any Plan (i) that, as of the date hereof or as of the Closing Date, is established or maintained by VSI, the Company or any Subsidiary, or, in respect of the Harco

Business, any predecessor or Affiliate of the foregoing, (ii) to which VSI (in respect of the Harco Business), the Company or any Subsidiary or, in respect of the Harco Business, any predecessor or Affiliate of the foregoing, contributes or has an obligation to contribute, or (iii) under which any employee, former employee, director or former director of VSI, the Company or any Subsidiary or, in respect of the Harco Business, any predecessor or Affiliate of the foregoing, or any beneficiary thereof is covered, is eligible for coverage or has benefit rights by reason of service with VSI, the Company or any Subsidiary or, in respect of the Harco Business, any predecessor or Affiliate of the foregoing, or
(iv) that is or was a Defined Benefit Plan during the six-year period preceding the date hereof, and at any time during such period has been maintained or contributed to by Fairchild, VSI, the Company or any ERISA Affiliate, or with respect to which Fairchild, VSI, the Company or any ERISA Affiliate has had an obligation to contribute at any time during such period in respect of the Harco Business.

                  "Books and Records" means all files, documents, instruments, papers, books and records relating to the Condition of the Harco Business, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

                  "Business Accounts Receivable" means all accounts receivable, and all notes, bonds and other evidences of indebtedness and rights to receive payments, of VSI and arising out of the operation of the Harco Business, and the security arrangements and collateral securing the repayment or satisfaction of the foregoing, including any rights of Fairchild with respect to any third party collection procedures or any other Actions or Proceedings which have been commenced in connection therewith.

                  "Business Assets" has the meaning ascribed to it in
Section 4.04.

                  "Business Bank Accounts" has the meaning ascribed to it in Section 2.26.

                  "Business Combination" means with respect to any Person, any merger, consolidation or combination to which such Person is a party, any sale, dividend, split or other disposition of capital stock or other equity interests of such Person or any sale, dividend or other disposition of all or substantially all of the Assets and Properties of such Person.

                  "Business Contracts" means the Contracts and other arrangements to which VSI is a party and which are Related to the Harco Business.

                  "Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

                  "Business Inventory" has the meaning ascribed to it in
Section 2.29.

                  "Business Liabilities" has the meaning ascribed to it in Section 4.04.

                  "Business Licenses" means all Licenses held by VSI and used or held for use in connection with the operation of the Harco Business.

                  "Cash" has the meaning ascribed to it in Section 4.04(c).

                  "CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and the rules and regulations promulgated thereunder.

                  "CERCLIS" means the Comprehensive Environmental
Response and Liability Information System, as provided for by 40
C.F.R. ss.300.5.

                  "Claim Notice" means written notification pursuant to Section 11.03(a) of a Third Party Claim as to which indemnity under Section 11.02 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim against the Indemnifying Party under Section 11.02, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third Party Claim.

                  "Closing" means the closing of the transactions contemplated by Section 1.01.

                  "Closing Date" means (a) the third Business Day after the day on which the last of the consents, approvals, actions, filings, notices or waiting periods described in or related to the filings described in Sections
6.04 through 6.06 and Sections 7.04 through 7.06 has been obtained, made or given or has expired, as applicable, or (b) such other date as Banner and Fairchild mutually agree upon in writing.

                  "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                  "Common Stock" means the common stock, par value $.01 per share, of the Company.

                  "Company" has the meaning ascribed to it in the forepart of this Agreement.

                  "Company Material Adverse Effect" has the meaning ascribed to it in Section 2.03.

                  "Condition of the Harco Business" means the business, condition (financial or otherwise), results of operations, Assets and Properties and prospects of the Harco Business taken as a whole.

                  "Contract" means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract (whether written or oral).

                  "Defined Benefit Plan" means each Plan which is subject to
Part 3 of Subtitle B of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

                  "Disclosure Schedule" means the record delivered to Banner by Fairchild herewith and dated as of the date hereof, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by Fairchild pursuant to this Agreement.

                  "Dispute Period" means the period ending thirty (30) days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

                  "Employee" has the meaning ascribed to it in Section
9.01.

                  "Environmental Claim" means any written or oral notice, claim, demand or other communication (collectively, a "claim") alleging or asserting liability for damages, contribution, indemnification, cost recovery, compensation, injunctive relief, fines or penalties arising out of, based on or resulting from (a) a Release or threatened Release, of any Hazardous Material at any location or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

                  "Environmental Law" means, collectively, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. 9601 et seq.; the Toxic Substances Control Act, 15 U.S.C. 2601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq.; the Solid Waste Disposal Act, also known as the Resource Conservation and Recovery Act. 42 U.S.C. 6901 et seq.; Emergency Planning and

Community Right-to-Know Act, 42 U.S.C. 11001 et seq.; the Clean Water Act, also known as the Federal Water Pollution Control Act, 33 U.S.C. 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. 300(f) et seq.; the Clean Air Act, 42 U.S.C. 7401 et seq.; and all analogous state and local counterparts.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

                  "ERISA Affiliate" means any Person who is in the same controlled group of corporations or who is under common control or, solely for purposes of liability under Section 412 of the Code or Section 302 of ERISA, who is otherwise treated as a single employer (all as determined under Section 414 of the Code), with the Company or any Subsidiary or, before the Closing, with Fairchild.

                  "Exon-Florio Amendment" means Section 721 of the Defense Production Act of 1950, as amended, and any successor thereto and the regulations issued pursuant thereto or in consequence thereof.

                  "Excluded Assets" has the meaning ascribed to it in
Section 4.04(c).

                  "Fairchild" has the meaning ascribed to it in the forepart of this Agreement.

                  "Fairchild Indemnified Parties" means Fairchild and its officers, directors, employees, agents and Affiliates.

                  "February Balance Sheet" has the meaning ascribed to it in Section 1.01(c).

                  "Final Net Worth" has the meaning ascribed to it in
Section 1.01(c)(iii).

                  "Financial Statements" means the consolidated financial statements of the Company and its consolidated Subsidiaries delivered to Banner pursuant to Section 2.09 or 4.06.

                  "GAAP" means generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

                  "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country, any domestic or foreign state, county, city or other political subdivision, and any entity established by legislation having the power to issue orders lawfully binding any party to this Agreement.

                  "Harco Business" means the business and operations carried on by the Harco division of VSI and the Subsidiaries.

                  "Harco Name" means the name "Harco" or any derivative thereof or the Harco logo.

                  "Harco Parent" has the meaning ascribed to it in the forepart of this Agreement.

                  "Harco Shares" means all of the issued and outstanding shares of capital stock of Harco Inc., hereinafter sometimes referred to as the "Company".

                  "Harco Value" means $26,815,000.

                  "Hazardous Material" means (A) any petroleum or petroleum products, and petroleum wastes; radioactive materials; asbestos, urea formaldehyde foam insulation; and polychlorinated biphenyls ("PCBs"); (B) any materials, wastes or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances", or "toxic pollutants."

                  "Indebtedness" of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other
Person.

                  "Indemnified Party" means any Person claiming indemnification under any provision of Article XI.

                  "Indemnifying Party" means any Person against whom a claim for indemnification is being asserted under any provision of Article XI.

                  "Indemnity Notice" means written notification pursuant to
Section 11.03(b) of a claim for indemnity under Article XI by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.

                  "Intellectual Property" means all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, formulae, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies, computer programs (including all source codes) and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

                  "Interim Cash Flow" means the excess of (A) cash transfers from the Harco Business to Fairchild or an Affiliate of Fairchild over (B) cash transfers from Fairchild or an Affiliate of Fairchild to the Harco Business for the period from February 25, 1996 to the Closing Date, inclusive. To the extent that (C) cash transfers from Fairchild or an Affiliate of Fairchild to the Harco Business exceed (D) cash transfers from the Harco Business to Fairchild or an Affiliate of Fairchild, the amount of excess shall be treated as an increase in the Final Net Worth.

                  "Investment Assets" means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by VSI or any of the Subsidiaries and issued by any Person other than VSI, the Company or any Subsidiary (other than trade receivables generated in the ordinary course of the Harco Business.

                  "IRS" means the United States Internal Revenue Service.

                  "Knowledge of Fairchild" or "Known to Fairchild" means the actual knowledge of any officer or director of Fairchild, Harco Parent, VSI, the Company or any Subsidiary including, without limitation, the actual knowledge of Tucker Nason and Richard Mineo.

                  "Laws" means all laws, statutes, rules, regulations, ordinances and other decisions, opinions and pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

                  "Liabilities" means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

                  "Licenses" means all licenses, permits, certificates of authority, authorizations, approvals, franchises and similar consents granted or issued by any Governmental or Regulatory Authority and any notices, filings, requests or registrations required to be submitted to any Governmental or Regulatory Authority.

                  "Liens" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

                  "Loss" means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

                  "Net Worth" means the net worth of the Harco Business or the Company, as the case may be, as set forth in the Unaudited Balance Sheet or the February Balance Sheet, as the case may be, net of any cash or cash equivalents reflected therein or any Excluded Assets or Excluded Liabilities.

                  "NPL" means the National Priorities List under CERCLA.

                  "Operative Agreements" means any support or other agreements to be entered into in connection with the transaction.

                  "Option" with respect to any Person means any security, right, subscription, warrant, option, "phantom" stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person or
(ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock of such Person are voted.

                  "Order" means any writ, judgment, decree, injunction or similar order lodged with or issued by any Governmental or Regulatory Authority (in each such case whether proposed, preliminary or final).

                  "PBGC" means the Pension Benefit Guaranty Corporation established under ERISA.

                  "Pension Benefit Plan" means each Benefit Plan which is a pension benefit plan within the meaning of Section 3(2) of ERISA.

         "Permitted Lien" means (i) any Lien for current Taxes not yet due or delinquent or Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any Lien arising in the ordinary course of business for sums not now due or sums being contested in good faith by appropriate proceedings, (iii) any Lien described in Section 13.01 of the Disclosure Schedule and (iv) covenants, conditions and restrictions of record arising in the ordinary course of business consistent with past practice, which covenants, conditions and restrictions are not violated by existing uses or improvements, do not materially interfere with the use of the property in the conduct of the Harco Business, do not affect the merchantability of title or contain any provision for reversion or forfeiture and do not, individually or in the aggregate with other such Liens, materially impair the value of the property subject to such Lien.

                  "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

                  "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen's compensation or other insurance, severance, separation, change of control or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

                  "Post-Closing Decrease" has the meaning ascribed to it in Section 1.01(c)(iii).

                  "Post-Closing Increase" has the meaning ascribed to it in Section 1.01(c)(iii).

                  "Qualified Plan" means each Benefit Plan which is intended to qualify under Section 401 of the Code.

                  "Real Property Leases" has the meaning ascribed to it in Section 2.16(a).

                  "Related to the Harco Business" means used or held for use in connection with the Harco Business.

                  "Release" means any the presence, release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including, without limitation, subsurface strata and ground water.

                  "Representatives" has the meaning ascribed to it in
Section 4.03.

                  "Resolution Period" means the period ending thirty (30) days following receipt by an Indemnified Party of a written notice from an Indemnifying Party stating that it disputes all or any portion of a claim set forth in a Claim Notice or an Indemnity Notice.

                  "Retained Liabilities" has the meaning ascribed to it in Section 4.04.

                  "SEC Documents" means each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed with the Securities and Exchange Commission.

                  "Severance Costs" has the meaning ascribed to it in
Section 9.01.

                  "Shares" has the meaning ascribed to it in the forepart of this Agreement.

                  "Stub Period" has the meaning ascribed to it in Section
8.03.

                  "Subject Defined Benefit Plan" means each Defined Benefit Plan that is a Benefit Plan.

                  "Subsidiary" means any Person, other than the Company or Banner, (i) in which VSI or the Company, as the case may be, directly or indirectly through Subsidiaries or otherwise, beneficially owns, or as of the Closing Date will own, more than fifty percent (50%) of either the equity interests in, or the voting control of, such Person and (ii) that is engaged in the Harco Business.

                  "Tangible Personal Property" has the meaning ascribed to it in Section 2.17.

                  "Tax Returns" means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Company or any Subsidiary.

                  "Taxes" means any federal, state, county, local or foreign taxes, charges, fees, levies, other assessments, or withholding taxes or charges imposed by any governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any Tax liability.

                  "Third Party Claim" has the meaning ascribed to it in
Section 11.03(a).

                  "Transfer Taxes" has the meaning ascribed to it in
Section 8.01.

                  "Unaudited Balance Sheet" means the balance sheet of the Harco Business delivered to Purchaser pursuant to Section 2.09(c).

                  "Unaudited Balance Sheet Date" means September 30,
1995.

                  (b) Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; and (v) the phrases "ordinary course of business" and "ordinary course of business consistent with past practice" refer to the business and practice of the Harco Business. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.


                                   ARTICLE XIV

                                  MISCELLANEOUS

                  14.01 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

                  If to Banner, to:

                  Banner Aerospace, Inc.
                  P.O. Box 20260
                  300 West Service Road

                  Washington, D.C.  20041
                  Facsimile No.:  (703) 478-5795
                  Attn:  Warren Persavich

                  with a copy to:

                  Milbank, Tweed, Hadley & McCloy
                  One Chase Manhattan Plaza
                  New York, New York  10005
                  Facsimile No.:  (212) 530-5219
                  Attn:  Albert F. Lilley, Esq.

                  If to Fairchild, to:

                  The Fairchild Corporation
                  300 West Service Road
                  Chantilly, Virginia  22021
                  Facsimile No.:  (703) 478-5775
                  Attn:  Donald E. Miller, Esq.

                  with a copy to:

                  Cahill Gordon & Reindel
                  Eighty Pine Street
                  New York, New York  10005
                  Facsimile No.:  (212) 269-5420
                  Attn:  James J. Clark, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

                  14.02 Entire Agreement. This Agreement and the Operative Agreements supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and thereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.

                  14.03 Expenses. Except as otherwise expressly pro-vided in this Agreement (including without limitation as provided in the proviso below and in Section 12.02), whether or not the transactions contemplated hereby are consummated, each party will pay its {own costs and expenses, and Fairchild shall pay the costs and expenses of VSI, the Company and the Subsidiaries, incurred in connection with the negotiation, execution and closing of this Agreement and the Operative Agreements and the transactions contemplated hereby and thereby; provided, however, that the expenses set forth in Schedule 14.03 hereto shall be shared equally by Banner and Fairchild.

                  14.04 Public Announcements. At all times at or before the Closing, Fairchild and Banner will not issue or make any reports, statements or releases to the public or generally to the employees, customers, suppliers or other Persons to whom the Harco Business sells goods or provides services or with whom the Harco Business otherwise has significant business relationships with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent shall not be unreasonably withheld. If either party is unable to obtain the approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, required by Law in order to discharge such party's disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof. Fairchild and Banner will also obtain the other party's prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

                  14.05 Confidentiality Each party hereto will hold, and will use its best efforts to cause its Affiliates, and their respective Representatives to hold, in strict confidence from any Person (other than any such Affiliate or Representative), unless (i) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental or Regulatory Authorities) or by other requirements of Law or (ii) disclosed in an Action or Proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party or any of its Affiliates furnished to it by the other party or such other party's Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (a) previously known by the party receiving such documents or information, (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party or (c) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential; provided that following the Closing the foregoing restrictions will not apply to Banner's use of documents and information concerning the Harco Business furnished by Fairchild hereunder. In the event the transactions contemplated hereby are not consummated, upon the request of the other party, each party hereto will, and will cause its Affiliates and their respective Representatives to, promptly redeliver or cause to be redelivered all copies of documents and information furnished by the other party in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the party furnished such documents and information or its Representatives.

                  14.06 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

                  14.07 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

                  14.08 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article XI.

                  14.09 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except (a) for assignments and transfers by operation of Law and (b) that Banner may assign any or all of its rights, interests and obligations hereunder (including without limitation its rights under Article XI) to a wholly-owned subsidiary, provided that any such subsidiary agrees in writing to be bound by all of the terms, conditions and provisions contained herein, but no such assignment shall relieve Banner of its obligations hereunder. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

                  14.10 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

                  14.11 Submission to Jurisdiction; Waivers. Each of Banner and Fairchild irrevocably agrees that any Action or Proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect thereof brought by the other party hereto or its successors or assigns, may be brought and determined in the Supreme Court of the State of New York in New York County or in the United States District Court for the Southern District of New York, and each of Banner and Fairchild hereby irrevocably submits with regard to any such Action or Proceeding for itself and in respect to its Assets and Properties, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each of Banner and Fairchild hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise in any Action or Proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 14.11, that it or its Assets and Properties are exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts, and to the fullest extent permitted by applicable Law, that the Action or Proceeding in any such court is brought in an inconvenient forum, that the venue of such Action or Proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each of Banner and Fairchild hereby irrevocably designates CT Corporation System (in such capacity, the "Process Agent"), with an office at 1633 Broadway, New York, New York 10019, as their respective designee, appointee and agent to receive, for and on their behalf service of process in such jurisdiction in any Action or Proceeding with respect to this Agreement, but for no other purpose, and such service shall be deemed complete upon delivery thereof to the Process Agent. Each of Banner and Fairchild further irrevocably consents to the service of process out of any of the aforementioned courts in any such Action or Proceeding by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgement of receipt of such registered mail. Nothing herein shall affect the right of either party to serve process in any other manner permitted by Law or to commence any Action or Proceeding or otherwise proceed against the other party in any other jurisdiction in which the other party may be subject to suit.

                  14.12 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

                  14.13 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to a Contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

                  14.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

                  IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                              BANNER AEROSPACE, INC.


                                                By: /s/ Warren Persavich
                                                    --------------------------
                                                  Name:  Warren Persavich
                                                  Title: Senior Vice President


                                              THE FAIRCHILD CORPORATION


                                                 By: /s/ Donald Miller
                                                     -------------------------
                                                 Name:  Donald Miller
                                                 Title:  Senior Vice President,
                                                         General Counsel &
                                                         Secretary